                                                Filed Pursuant to Rule 424(b)(3)
                                                           File Number 333-46988

                                3,268,250 SHARES
                             CAMBRIDGE HEART, INC.
                                  COMMON STOCK

    This prospectus relates to registering for resale shares of common stock previously issued by Cambridge Heart, Inc. in connection with private placements of our common stock.

    We will not receive any proceeds from the sale of the shares.

    The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

    Our common stock is traded on the Nasdaq National Market under the symbol "CAMH." On October 17, 2000, the closing sale price of the common stock on Nasdaq was $4.00 per share.

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS OCTOBER 18, 2000

    WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON STOCK.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
PROSPECTUS SUMMARY..........................................      1
RISK FACTORS................................................      3
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION..........      8
USE OF PROCEEDS.............................................      8
SELLING STOCKHOLDERS........................................      9
DIVIDEND POLICY.............................................     11
MARKET PRICE OF THE COMMON STOCK............................     11
SELECTED CONSOLIDATED FINANCIAL DATA........................     12
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................     13
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK...     17
BUSINESS....................................................     18
MANAGEMENT..................................................     32
CERTAIN TRANSACTIONS........................................     34
DESCRIPTION OF OUR SECURITIES...............................     35
DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS......     37
TRANSFER AGENT AND REGISTRAR................................     38
VALIDITY OF COMMON STOCK....................................     38
EXPERTS.....................................................     38
WHERE YOU CAN FIND MORE INFORMATION.........................     39
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............     39
PLAN OF DISTRIBUTION........................................     40
INDEX TO FINANCIAL STATEMENTS...............................    F-1

    Unless the context otherwise requires, references in this prospectus to "Cambridge Heart," "we," "us" and "our" refer to Cambridge Heart, Inc.

    The Cambridge Heart logo, CH 2000, Hi-Res and Alternans Test are trademarks of Cambridge Heart. All other trademarks and service marks are the property of their respective owners.

                               PROSPECTUS SUMMARY

    THIS SUMMARY CONTAINS BASIC INFORMATION ABOUT US AND THIS OFFERING. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE SECTION ENTITLED "RISK FACTORS" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES BEFORE MAKING AN INVESTMENT DECISION.

                             CAMBRIDGE HEART, INC.

OUR BUSINESS

    Cambridge Heart is engaged in the research, development and commercialization of products for the non-invasive diagnosis of heart disease, the leading cause of death in the United States and many other developed countries. Using innovative technologies, including our proprietary disposable sensors, we are addressing such key problems in cardiac diagnosis as:

    - the identification of those at risk of sudden cardiac death, accounting for approximately 50% of all deaths due to heart attack;

    - the early detection of coronary artery disease; and

    - the prompt and accurate diagnosis of heart attack.

    Our products, the CH 2000 Alternans System, the Heartwave-TM- System and associated Micro-V Alternans Sensors incorporate our proprietary technology to non-invasively measure extremely low levels of T-wave alternans, a beat-to-beat alternation in a portion of a patient's electrocardiogram. Clinical research has demonstrated that by measuring T-wave alternans we can assess vulnerability to the ventricular arrhythmias responsible for sudden cardiac death to a degree comparable to electrophysiology testing, the most accurate invasive test. The CH 2000 Alternans System is also able to perform conventional cardiac stress tests.

    Our CH 2000 Alternans System, Heartwave-TM- System and Micro-V Alternans Sensors have received 510(k) clearance from the U.S. Food and Drug Administration for sale in the United States. Our CH 2000 Alternans System and Micro-V Alternans Sensors have received the CE mark for sale in Europe and have been approved for sale by the Ministry of Health in Japan. The 510(k) clearances for the CH 2000 System and Heartwave-TM- System include the claim that they can measure T-wave alternans and the presence of T-wave alternans in patients with known, suspected or at risk of ventricular tachyarrhythmia predicts increased risk of ventricular tachyarrhythmia or sudden death.

OUR OFFICES

    Cambridge Heart was incorporated in Delaware in 1990. Our principal executive offices are located at 1 Oak Park Drive, Bedford, MA 01730. Our telephone number at that location is (781) 271-1200 and our world wide web address is WWW.CAMBRIDGEHEART.COM. The information contained on our Web site is not incorporated by reference into this prospectus and should not be considered a part of this document. Our web site address is included in this document as an inactive textural reference only.

                                  THE OFFERING


Common Stock offered by selling                3,268,250 shares
  stockholders...............................
Use of proceeds..............................  Cambridge Heart will not receive any proceeds from the sale of shares in this offering
Nasdaq National Market symbol................  CAMH

                             SUMMARY FINANCIAL DATA

    The following table summarizes the financial data for our business. You should read this information with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                                                            SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                                 JUNE 30,
                                  -------------------------------------------------------------------   -------------------------
                                     1995          1996          1997          1998          1999          1999          2000
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
Revenue.........................  $    68,047   $   866,942   $ 1,448,319   $ 2,096,853   $ 2,135,981   $ 1,094,823   $   870,484
Cost of revenue.................      141,312       884,229     1,386,627     1,848,155     2,006,567       979,515       890,228
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Gross Margin....................      (73,265)      (17,287)       61,692       248,648       129,424       115,308       (19,744)
Research and development........    1,708,815     2,432,284     3,586,965     3,594,941     2,850,423     1,387,183     1,585,977
Selling, general and
  administration................      960,824     2,092,132     3,391,664     3,753,296     4,945,499     2,324,667     2,618,491
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Total cost and expenses.........    2,669,639     4,524,416     6,978,629     7,348,237     7,795,922     3,711,850     4,204,468
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Loss from operations............   (2,742,904)   (4,541,703)   (6,916,937)   (7,099,539)   (7,666,498)   (3,596,542)   (4,224,212)
Interest income.................      245,946       506,824       869,318       562,454       331,084       131,188       248,722
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net loss........................  $(2,496,958)  $(4,034,879)  $(6,047,619)  $(6,537,085)  $(7,335,414)  $(3,465,354)  $(3,975,490)
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
Net loss per share--
  basic and diluted.............  $     (0.89)  $     (0.66)  $     (0.58)  $     (0.61)  $     (0.61)  $     (0.31)  $     (0.27)
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
Weighted average shares of
  outstanding basic and
  diluted.......................    2,814,069     6,073,865    10,451,560    10,746,844    11,933,261    11,021,184    14,575,745
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========

    The following table is a summary of our balance sheets.

                                                  DECEMBER 31, 1999    JUNE 30, 2000
                                                  ------------------   --------------
BALANCE SHEET DATA:
Cash and equivalents............................      $ 9,176,316        $7,244,803
Working capital.................................      $ 8,950,259        $7,250,084
Total assets....................................      $11,453,610        $9,745,505
Total liabilities...............................      $ 1,404,323        $1,253,727
Stockholders' equity............................      $10,049,287        $8,491,778

                                  RISK FACTORS

    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS WERE TO OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IN THAT EVENT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT IN US.

                        RISKS RELATED TO OUR OPERATIONS

WE HAVE A HISTORY OF NET LOSSES, AND WE EXPECT TO CONTINUE TO INCUR NET LOSSES AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY

    We are engaged primarily in the commercialization, manufacture, research and development of products for the non-invasive diagnosis of heart disease. We have incurred substantial and increasing net losses through June 30, 2000. We may never generate substantial revenues or achieve profitability on a quarterly or annual basis. We believe that our research and development expenses will increase in the future as we develop additional products and fund clinical trials of our product candidates. Our research and development expenses may also increase in the future as we supplement our internal research and development with additional third party technology licenses and potential acquisition of complementary products and technologies. We also expect that our selling, general and administrative expenses will increase significantly in connection with the continued expansion of our sales and marketing activities. Revenues generated from the sale of our products will depend upon numerous factors, including:

    - the timing of regulatory actions;

    - progress of product development;

    - the extent to which our products gain market acceptance;

    - varying pricing promotions and volume discounts to customers;

    - competition; and

    - the availability of third-party reimbursement.

WE HAVE NOT BEEN ABLE TO FUND OUR OPERATIONS FROM CASH GENERATED BY OUR BUSINESS, AND IF WE CANNOT MEET OUR FUTURE CAPITAL REQUIREMENTS, WE MAY NOT BE ABLE TO DEVELOP OR ENHANCE OUR TECHNOLOGY, TAKE ADVANTAGE OF BUSINESS OPPORTUNITIES AND RESPOND TO COMPETITIVE PRESSURES.

    We have principally financed our operations over the past year through the private placement of shares of our common stock. If we do not generate sufficient cash from our business to fund operations or if we cannot obtain additional capital through equity or debt financings, we will be unable to grow as planned and may not be able to take advantage of business opportunities, develop new technology or respond to competitive pressures. This could limit our growth and have a material adverse effect on the market price of our common stock.

    Any additional financing we may need in the future may not be available on terms favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of Cambridge Heart by our stockholders would be reduced and the securities issued could have rights, preferences and privileges more favorable than those of our current stockholders.

WE DEPEND ON OUR MICROVOLT T-WAVE ALTERNANS TECHNOLOGY FOR SUBSTANTIALLY ALL OF OUR REVENUES AND IF IT DOES NOT ACHIEVE BROAD MARKET ACCEPTANCE, OUR REVENUES COULD DECLINE

    We believe that our future success will depend, in large part, upon the successful commercialization and market acceptance of our microvolt T-wave alternans technology. Market acceptance will depend upon our ability to demonstrate the diagnostic advantages and cost-effectiveness of this technology and upon our ability to obtain third party reimbursement for users of our technology. The failure of our microvolt T-wave alternans technology to achieve broad market acceptance, the failure of the market for our products to grow or to grow at the rate we anticipate, or a decline in the price of our products would reduce our revenues. This could have a material adverse effect on the market price of our common stock. We can give no assurance that we will be able to successfully commercialize or achieve market acceptance of our microvolt T-wave alternans technology or that our competitors will not develop competing technologies that are superior to our technology.

THE RESULTS OF FUTURE CLINICAL STUDIES MAY NOT SUPPORT THE USEFULNESS OF OUR TECHNOLOGY

    We have sponsored and are continuing to sponsor clinical studies relating to our T-wave alternans technology and Micro-V Alternans Sensors to establish the predictive value of such technology. Although studies on high risk patients to date have indicated that the measurement of microvolt T-wave alternans to predict the vulnerability to ventricular arrhythmia is comparable to electrophysiology testing, we do not know whether the results of such studies, particularly studies involving patients who are not high risk, will continue to be favorable. Any clinical studies or trials which fail to demonstrate that the measurement of microvolt T-wave alternans is at least comparable in accuracy to alternative diagnostic tests, or which otherwise call into question the cost-effectiveness, efficacy or safety of our technology, would have a material adverse effect on our business, financial condition and results of operations.

WE MAY HAVE DIFFICULTY RESPONDING TO CHANGING TECHNOLOGY

    The medical device market is characterized by rapidly advancing technology. Our future success will depend, in large part, upon our ability to anticipate and keep pace with advancing technology and competitive innovations. However, we may not be successful in identifying, developing and marketing new products or enhancing our existing products. In addition, we can give no assurance that new products or alternative diagnostic techniques may be developed that will render our current or planned products obsolete or inferior. Rapid technological development by competitors may result in our products becoming obsolete before we recover a significant portion of the research, development and commercialization expenses incurred with respect to such products.

WE FACE SUBSTANTIAL COMPETITION, WHICH MAY RESULT IN OTHERS DISCOVERING, DEVELOPING OR COMMERCIALIZING COMPETING PRODUCTS BEFORE OR MORE SUCCESSFULLY THAN WE DO

    Competition from competitors' medical devices that diagnose cardiac disease is intense and likely to increase. Our success will depend on our ability to develop products and apply our technology and our ability to establish and maintain a market for our products. We compete with manufacturers of electrocardiogram stress tests, the conventional method of diagnosing ischemic heart disease, as well as with manufacturers of other invasive and non-invasive tests, including EP testing, electrocardiograms, Holter monitors, ultrasound tests and systems of measuring cardiac late potentials. Many of our competitors and prospective competitors have substantially greater capital resources, name recognition, research and development experience and regulatory, manufacturing and marketing capabilities. Many of these competitors offer broad, well-established product lines and ancillary services not offered by Cambridge Heart. Some of our competitors have long-term or preferential supply arrangements with physicians and hospitals which may act as a barrier to market entry.

WE DEPEND HEAVILY ON INDEPENDENT MANUFACTURERS' REPRESENTATIVES AND FOREIGN DISTRIBUTORS

    We currently market our products in the United States through a small direct sales force and independent manufacturers' representatives. We may not be able to continue to recruit and retain skilled sales management, direct sales persons or independent manufacturers' representatives. We market our products internationally through independent distributors. These distributors also distribute competing products under certain circumstances. The loss of a significant international distributor could have a material adverse effect on our business if a new distributor, sales representative or other suitable sales organization could not be found on a timely basis in the relevant geographic market. To the extent that we rely on sales in certain territories through distributors, any revenues we receive in those territories will depend upon the efforts of our distributors. Furthermore, there can be no assurance that a distributor will market our products successfully or that the terms of any future distribution arrangements will be acceptable to us.

          RISKS RELATED TO THE MARKET FOR CARDIAC DIAGNOSTIC EQUIPMENT

WE COULD BE EXPOSED TO SIGNIFICANT LIABILITY CLAIMS IF WE ARE UNABLE TO OBTAIN INSURANCE AT ACCEPTABLE COSTS AND ADEQUATE LEVELS OR OTHERWISE PROTECT OURSELVES AGAINST POTENTIAL PRODUCT LIABILITY CLAIMS

    The testing, manufacture, marketing and sale of medical devices entails the inherent risk of liability claims or product recalls. Although we maintain product liability insurance in the United States and in other countries in which we conduct business, including clinical trials and product marketing and sales, such coverage may not be adequate. Product liability insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or product recall could inhibit or prevent commercialization of the CH 2000 Alternans System and the Heartwave-TM- System or cause a significant financial burden on Cambridge Heart, or both, and could have a material adverse effect on our business, financial condition and ability to market the both systems as currently contemplated.

WE MAY NOT BE ABLE TO OBTAIN OR MAINTAIN PATENT PROTECTION FOR OUR PRODUCTS

    Our success will depend, in large part, on our ability to develop patentable products, enforce our patents and obtain patent protection for our products both in the United States and in other countries. However, the patent positions of medical device companies, including Cambridge Heart, are generally uncertain and involve complex legal and factual questions. We can give no assurance that patents will issue from any patent applications we own or license or that, if patents do issue, the claims allowed will be sufficiently broad to protect our proprietary technology. In addition, any issued patents we own or license may be challenged, invalidated or circumvented, and the rights granted under issued patents may not provide us with competitive advantages. We also rely on unpatented trade secrets to protect our proprietary technology, and we can give no assurance that others will not independently develop or otherwise acquire substantially equivalent techniques, or otherwise gain access to our proprietary technology, or disclose such technology or that we can ultimately protect meaningful rights to such unpatented proprietary technology.

OTHERS COULD CLAIM THAT WE INFRINGE THEIR INTELLECTUAL PROPERTY RIGHTS

    Our commercial success will depend in part on our neither infringing patents issued to others nor breaching the licenses upon which our products might be based. We have licensed significant technology and patents from third parties, including patents and technology relating to T-wave alternans and cardiac electrical imaging licensed from The Massachusetts Institute of Technology. Our licenses of patents and patent applications impose various commercialization, sublicensing, insurance, royalty and other obligations on our part. If we fail to comply with these requirements, licenses could convert from being exclusive to nonexclusive in nature or could terminate.

WE COULD BECOME INVOLVED IN LITIGATION OVER INTELLECTUAL PROPERTY RIGHTS

    The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation, which would likely result in substantial cost to us, may be necessary to enforce any patents issued or licensed to us and/or to determine the scope and validity of others' proprietary rights. In particular, our competitors and other third parties hold issued patents and are assumed to hold pending patent applications which may result in claims of infringement against us or other patent litigation. We also may have to participate in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial cost, to determine the priority of inventions. Furthermore, we may have to participate at substantial cost in International Trade Commission proceedings to abate importation of products which would compete unfairly with our products.

IF WE ARE NOT ABLE TO KEEP OUR TRADE SECRETS CONFIDENTIAL, OUR TECHNOLOGY AND INFORMATION MAY BE USED BY OTHERS TO COMPETE AGAINST US

    We rely on unpatented trade secrets to protect our proprietary technology. We can give no assurance that others will not independently develop or acquire substantially equivalent technologies or otherwise gain access to our proprietary technology or disclose such technology or that we can ultimately protect meaningful rights to such unpatented proprietary technology. We rely on confidentiality agreements with our collaborators, employees, advisors, vendors and consultants. We may not have adequate remedies for any breach by a party to these confidentiality agreements. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on Cambridge Heart.

WE MAY NOT BE ABLE TO OBTAIN OR MAINTAIN ADEQUATE LEVELS OF THIRD-PARTY REIMBURSEMENT

    Our revenues currently depend and will continue to depend, to a significant extent, on sales of our CH 2000 Alternans System and Heartwave-TM- System. Our ability to successfully commercialize these systems depends in part on the availability of, and our ability to obtain and maintain, adequate levels of third-party reimbursement for use of these systems. Only limited reimbursement is currently available for performance of the alternans test for measuring T-wave alternans.

    The amount of reimbursement in the United States that will be available for clinical use of the alternans test is uncertain and may vary. In the United States, the cost of medical care is funded, in substantial part, by government insurance programs, such as Medicare and Medicaid, and private and corporate health insurance plans. Third-party payors may deny reimbursement if they determine that a prescribed device has not received appropriate FDA or other governmental regulatory clearances, is not used in accordance with cost-effective treatment methods as determined by the payor, or is experimental, unnecessary or inappropriate. Our ability to commercialize the CH 2000 Alternans System and Heartwave-TM- System successfully will depend, in large part, on the extent to which appropriate reimbursement levels for the cost of performing an alternans test are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations.

    We do not know whether reimbursement in the United States or foreign countries for the alternans test will increase, or will not be decreased in the future or that reimbursement amounts will not reduce the demand for, or the price of, the CH 2000 Alternans System and Heartwave-TM- System. The unavailability of third-party reimbursement or the inadequacy of the reimbursement for alternans tests using the CH 2000 Alternans System and Heartwave-TM- System would have a material adverse effect on Cambridge Heart.

                         RISKS RELATED TO THE OFFERING

OUR STOCK PRICE COULD BE VOLATILE, WHICH COULD CAUSE YOU TO LOSE ALL OR PART OF YOUR INVESTMENT

    The stock market has, from time to time, experienced extreme price and volume fluctuations. The market prices of the securities of medical-device companies have been especially volatile, including fluctuations that are often unrelated to the operating performance of the affected companies. Broad market fluctuations of this type may adversely affect the market price of our common stock.

    The market price of our common stock has experienced, and may continue to be subject to be subject to volatility due to a variety of factors, including:

    - public announcements concerning us, our competitors or of the medical device industry;

    - fluctuations in operating results;

    - introductions of new products or services by us or our competitors;

    - changes in analysts' earnings estimates; and

    - announcements of technological innovations.

    In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, we could incur substantial costs and experience a diversion of our management's attention and resources and such securities class action litigation could have a material adverse effect on our business, financial condition and results of operations.

A THIRD PARTY COULD BE PREVENTED FROM ACQUIRING YOUR SHARES OF STOCK AT A PREMIUM TO THE MARKET PRICE BECAUSE OF OUR ANTI-TAKEOVER PROVISIONS

    Various provisions of our certificate of incorporation, by-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to you and our other stockholders.

THE FUTURE SALE OF SHARES OF OUR COMMON STOCK MAY NEGATIVELY AFFECT OUR STOCK PRICE

    If our stockholders sell substantial amounts of our common stock, including shares issuable upon the exercise of outstanding warrants and options, following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

    This prospectus and the documents incorporated by reference in this prospectus contain "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, such as statements concerning:

    - growth and future operating results;

    - discovery and development of products;

    - developments in our markets and strategic focus;

    - new products;

    - strategic alliances;

    - intellectual property;

    - our manufacturing, marketing, sales and distribution capabilities; and

    - future economic, business and regulatory conditions.

    These forward-looking statements are accompanied in some cases by words such as "project," "believe," "anticipate," "plan," "expect," "estimate," "intend," "should," "would," "could" or "may," or other words that convey uncertainty of future events or outcome. Important factors that could cause actual results to differ materially from these expectations are disclosed in this prospectus, including under the caption "Risk Factors." These factors and other cautionary statements made in this prospectus and the documents incorporated by reference should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus and in the documents incorporated by reference. The forward-looking statements in this prospectus are made as of the date of this prospectus. We assume no obligation to update them even though our situation may change in the future.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale of shares by the selling stockholders.

    The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

                              SELLING STOCKHOLDERS

    We issued the shares of common stock covered by this prospectus in a private placement. The following table sets forth, to our knowledge, certain information about the selling stockholders as of September 15, 2000.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares. Shares of common stock issuable under warrants that are exercisable within 60 days after September 15, 2000 are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

                                                SHARES OF
                                               COMMON STOCK                             SHARES OF COMMON
                                            BENEFICIALLY OWNED        NUMBER OF     STOCK TO BE BENEFICIALLY
                                            PRIOR TO OFFERING         SHARES OF      OWNED AFTER OFFERING(1)
                                         ------------------------   COMMON STOCK    -------------------------
NAME OF SELLING STOCKHOLDER               NUMBER       PERCENTAGE   BEING OFFERED    NUMBER        PERCENTAGE
---------------------------              --------      ----------   -------------   ---------      ----------
Frontier Performance Partnership,
  L.P..................................  832,000(2)        4.8%        832,000(2)          0            0%

Frontier Partners Fund II, L.P.........  699,400(3)        4.1%        699,400(3)          0            0%

Boston Small Cap Investment Fund.......  492,700(4)        2.9%        492,700(4)          0            0%

The Tail Wind Fund Ltd.................  530,119(5)        3.1%        357,500(6)    172,619(7)       1.0%

Aberdeen Strategic Capital, L.P........  309,508(8)        1.8%        223,600(8)     85,908         *

SG Partners, L.P.......................  189,980(9)        1.1%        132,080(9)     57,900         *

The Walt Disney Company
  Retirement Plan......................  155,640(10)       1.0%         55,640(10)   100,000         *

Paul Scharfer..........................  125,819(11)      *             62,445(12)    63,374(13)     *

Nathan Low Roth IRA....................  101,227(14)      *             72,210(14)    29,017         *

Core Technology Fund, Inc..............   79,950(15)      *             56,550(15)    23,400         *

Rochester Institute of Technology......   71,340(16)      *             41,340(16)    30,000         *

Wardenclyffe Micro Cap Fund, L.P.......   70,492(17)      *             55,900(17)    14,592         *

Sci-Tech Investment Partners, L.P......   64,270(18)      *             45,370(18)    18,900         *

Frontier Partners Fund, L.P............   55,900(19)      *             55,900(19)         0            0%

Other selling stockholders
  (8 persons)..........................  132,369(20)      *             85,615(21)    46,754(22)     *

------------------------

*   Less than one percent.

(1) We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we can not estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(2) Includes 192,000 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(3) Includes 161,400 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(4) Includes 113,700 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(5) Includes 130,119 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(6) Includes 82,500 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(7) Includes 47,619 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(8) Includes 51,600 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(9) Includes 30,480 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(10) Includes 12,840 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(11) Includes 125,819 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(12) Includes 62,445 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(13) Includes 63,374 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(14) Includes 54,360 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(15) Includes 13,050 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(16) Includes 9,540 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(17) Includes 12,900 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(18) Includes 10,470 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(19) Includes 12,900 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(20) Includes 64,669 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(21) Includes 40,215 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

(22) Includes 24,454 shares of common stock issuable within 60 days after September 15, 2000 pursuant to the exercise of warrants.

    None of the selling stockholders has held any position or office with, or otherwise had a material relationship with, us in the past three years.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock. We presently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                        MARKET PRICE OF THE COMMON STOCK

    Shares of our common stock have been quoted on the Nasdaq National Market under the symbol "CAMH" since August 2, 1996. Our common stock is not traded on any other market, foreign or domestic. The following table sets forth, for the periods indicated, the high and low sales prices of the common stock as reported on the Nasdaq National Market during the two most recent fiscal years.

                                               FISCAL 1998           FISCAL 1999           FISCAL 2000
                                           -------------------   -------------------   -------------------
PERIOD                                       HIGH       LOW        HIGH       LOW        HIGH       LOW
------                                     --------   --------   --------   --------   --------   --------
First Quarter............................  $  9.25     $6.375    $10.125    $ 5.375     $7.50     $  2.75
Second Quarter...........................   11.875       7.50       10.5       4.75      5.25      2.1875
Third Quarter (through September 28,
  2000)..................................    9.625       5.00     6.8125     3.3125     4.375       2.875
Fourth Quarter...........................    8.375       3.50     3.9375      1.875

    The depositary for our common stock is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005. On October 17, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $4.00. On September 15, 2000, we had approximately 124 holders of common stock of record. This number does not include stockholders for whom shares are held in a "nominee" or "street" name.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 1995 and 1996 and the selected consolidated balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our audited financial statements not included elsewhere in this prospectus.

                                                                                                          SIX MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                                JUNE 30,
                                  -----------------------------------------------------------------   -------------------------
                                     1995         1996         1997          1998          1999          1999          2000
                                  ----------   ----------   -----------   -----------   -----------   -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue........................   $       68   $      867   $     1,448   $     2,097   $     2,136   $     1,095   $       870
Cost of goods sold.............          141          884         1,386         1,848         2,007           980           890
                                  ----------   ----------   -----------   -----------   -----------   -----------   -----------
Gross profit (loss)............          (73)         (17)           62           249           129           115           (20)
Costs and expenses:
  Research and development.....        1,709        2,433         3,587         3,595         2,850         1,387         1,586
  Selling, general and
    administrative.............          961        2,092         3,392         3,753         4,945         2,325         2,618
                                  ----------   ----------   -----------   -----------   -----------   -----------   -----------
    Total costs and expenses...        2,670        4,525         6,979         7,348         7,795         3,712         4,204
                                  ----------   ----------   -----------   -----------   -----------   -----------   -----------
Loss from operations...........       (2,743)      (4,542)       (6,917)       (7,099)       (7,666)       (3,597)       (4,224)
Interest income net............          246          507           869           562           331           132           249
                                  ----------   ----------   -----------   -----------   -----------   -----------   -----------
    Net loss...................   $   (2,497)  $   (4,035)  $    (6,048)  $    (6,537)  $    (7,335)  $    (3,465)  $    (3,975)
                                  ==========   ==========   ===========   ===========   ===========   ===========   ===========
  Net loss per share--basic and
    diluted....................   $    (0.80)  $    (0.66)  $     (0.58)  $     (0.61)  $     (0.61)  $     (0.31)  $     (0.27)
                                  ==========   ==========   ===========   ===========   ===========   ===========   ===========
Weighted average shares
  outstanding--basic and
  diluted(1)...................    3,126,569    6,073,865    10,451,560    10,746,844    11,933,261    11,021,184    14,575,745
                                  ==========   ==========   ===========   ===========   ===========   ===========   ===========

                                                                                                          SIX MONTHS ENDED
                                                            DECEMBER 31,                                      JUNE 30,
                                  -----------------------------------------------------------------   -------------------------
                                     1995         1996         1997          1998          1999          1999          2000
                                  ----------   ----------   -----------   -----------   -----------   -----------   -----------
BALANCE SHEET DATA:
Cash, cash equivalents and
  marketable securities........   $    3,948   $   18,589   $    12,756   $     6,490   $     9,176   $     7,811   $     7,245
Working capital................        3,849       19,146        13,456         6,761         8,950         8,006         7,250
Total assets...................        4,277       20,229        14,748         8,715        11,454        10,020         9,746
Total liabilities..............          266          500           527           902         1,404           881         1,254
Accumulated deficit............       (5,081)      (9,116)      (15,163)      (21,700)      (29,036)      (25,165)      (33,011)
Stockholders' equity...........        4,011       19,730        14,221         7,813        10,049         9,138         8,492

------------------------------

(1) All common stock equivalents (including options, warrants and convertible preferred stock) have been excluded from the calculation of diluted earnings per share as it is anti-dilutive for all periods presented.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are engaged in the research, development and commercialization of products for the non-invasive diagnosis of heart disease. Using innovative technologies, we are addressing such key problems in cardiac diagnosis as the identification of those at risk of sudden cardiac arrest, the early detection of coronary artery disease, and the prompt and accurate diagnosis of heart attack. Clinical research published to date has demonstrated that the presence of T-wave alternans is associated with an increased vulnerability to ventricular arrhythmias and sudden cardiac death. Sudden cardiac death accounts for approximately one-half of all cardiac-related deaths, or about 250,000, in the United States each year.

    Our principal products are the CH 2000 Alternans System, the Heartwave-TM-System, and disposable Micro-V Alternans Sensors. All products have received 510(k) clearance from the FDA for sale in the United States. The 510(k) clearance for the CH 2000 Alternans System, and the Heartwave-TM- System include the claim that they can measure T-wave alternans and the presence of T-wave alternans in patients with known, suspected or at risk of ventricular tachyarrhythmia predicts increased risk of ventricular tachyarrhythmia or sudden death. The CH 2000 Alternans System has received the CE mark for sale in Europe and is approved for sale by the Ministry of Health in Japan.

    We have experienced substantial net losses since our inception in 1993. We have incurred cumulative net losses since inception through June 30, 2000 of approximately $33,011,000. We expect that our selling, general and administrative expenses will increase in connection with the expansion of our efforts to increase awareness of the benefits of Alternans testing among both the medical community and the patient population at large. We believe that our research and development expenses will increase in support of our efforts to develop additional products and also to fund clinical trials directed at expanding the indications for use of our microvolt T-wave alternans technology.

RESULTS OF OPERATIONS

    SIX MONTH PERIOD ENDED JUNE 30, 2000 COMPARED TO THE SIX MONTH PERIOD ENDED
     JUNE 30, 1999

    Revenue was $1,094,823 for the six month period ended June 30, 1999 and $870,484 for the six month period ended June 30, 2000, a decrease of 20%. The overall decline in revenue is primarily attributable to a change in our sales focus away from standard stress systems to T-wave alternans systems. Sales of standard stress test systems declined 60% for the six months ended June 2000 while revenue from the sale of T-wave alternans product increased 31% for the same period. T-wave alternans product accounted for 42% of our total revenue for the six month period ended June 30, 1999 as compared to 69% for the same period of 2000.

    Our revenue recognition method for license fees is to recognize income evenly over a 12 month period. The license fee revenue for the six month periods ended June 30, 2000 contributed $25,000 or 11% of the total revenue decline as compared to the same period in 1999.

    Gross margin was 11% for the six month period ended June 30, 1999 and (2%) for the six month period ended June 30, 2000. The decline in margin percentage to sales reflects the effect of lower equipment sales volume on the utilization of fixed labor and overhead costs.

    Research and Development expenses were $1,387,183 for the six month period ended June 30, 1999 and $1,585,977 for the six month period ended June 30, 2000. Costs associated with the development of our Heartwave-TM- System account for the majority of costs. We anticipate that these costs will decline during the second half of the year as both the Heartwave-TM- System and Heartwave-TM- EP are scheduled for market introduction. We anticipate that, overall, our research and development expenses will decrease during the second half of 2000.

    Selling, general and administrative expenses were $2,324,667 for the six month period ended June 30, 1999 and $2,618,491 for the six month period ended June 30, 2000. The increase reflects marketing promotional and communications costs associated with the upcoming introduction of the Heartwave-TM- System. In addition, costs related to our efforts targeted at gaining reimbursement from third party private payers and Medicare healthcare providers who clinically perform the Alternans Test continue to impact these numbers. Selling, general and administrative expenses are expected to increase as revenues improve and we expand our direct sales headcount.

    Interest income was $131,188 for the six month period ended June 30, 1999 and $248,722 for the six month period ended June 30, 2000. This increase resulted from a higher level of invested cash when compared to the same period last year.

    YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    Revenues were $2,136,000 in 1999 and $2,096,900 in 1998, an increase of 2%.
Revenue from the sale of capital equipment and other miscellaneous products was $2,017,000 for 1999 and $2,032,100 for 1998, a decline of 1%. Revenue from the sale of Micro-V Alternans Sensors was $119,400 for 1999 and $64,600 for 1998, an increase of 85% due primarily to increase in unit sales in the United States.

    Revenue from the sale of the CH 2000 Alternans System and our proprietary Micro-V Alternans Sensors increased 12% during 1999 while revenue from the sale of standard stress systems declined 28% during the same period. These results reflect our planned transition away from its previous sales focus on standard stress systems to one primarily focused on potential customers interested in the clinical use of our Alternans test and proprietary disposable sensors.

    U.S. revenue from the sale of the CH 2000 Alternans System and Micro-V Alternans Sensors increased 46% during 1999 while revenue from the sale of standard stress test systems declined 41%.

    International revenue from the sale of the CH 2000 Alternans System and Micro-V Alternans Sensors declined by 2% during 1999. Sales of alternans product to Japan declined 13%. Our Japanese distributor Fukuda Denshi, Ltd reduced their purchases during the year in an effort to reduce on hand inventories. Sales to all other international customers increased 116% during 1999. Sales of standard stress test systems increased 211%, while revenue from the sale of the CH 2000 System with the Alternans Option and disposable sensors increased 109% during the same period. We believe that its decision to change distribution partners in Europe during 1998 has resulted in an improved focus and commitment to sale of our standard stress test and T-wave alternans products.

    Gross profits declined to 6% of total revenue in 1999 from 12% for 1998. The decrease is due to the effect of the strong increase in the sale of product to our European distributors at distributor pricing, which is lower than commercial pricing, had a major effect on the gross profit percentage.

    Research and development costs were $2,850,400 in 1999 compared to $3,594,900 in 1998, a decrease of 21%. The 1998 amount included approximately $900,000 of costs associated with our 337 patient multi center clinical study supporting the 510(k) filed with FDA in August 1998 and cleared in April 1999, for expansion of its labeling claims for T- wave alternans. These costs are partially offset by an increase in development costs associated with our new add-on module scheduled for introduction in 2000.

    Selling and marketing costs were $3,211,500 in 1999 compared to $2,178,100 in 1998, an increase of 47%. The growth in 1999 expenditures reflects spending on initiatives targeted at increased awareness of our proprietary T-wave alternans technology and the clinical use of our Alternans test, as well as, programs supporting obtaining reimbursement from third-party payors for clinicians performing alternans tests

    Administrative costs were $1,734,000 in 1999 compared to $1,575,200 in 1998, an increase of 10% reflecting increased cost in support of our expanded information systems infrastructure and employee education and training programs.

    Interest income was $331,100 in 1999 compared to $562,500 in 1998, a decrease of 41%. The reduction primarily reflects the impact of lower interest rates during 1999 on our short-term cash investments partially offset by increased cash and marketable securities balances from the private placement of Common stock in June 1999 and October 1999.

    YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    Revenues were $2,096,900 in 1998 and $1,448,300 in 1997, an increase of 45%.
Sales of our CH 2000 Alternans System and accessories accounted for 97% of total revenues in 1998 compared to 94% in 1997. The remainder of the revenues were from the sale of our Micro-V Alternans Sensors.

    Revenues from products sold outside the United States were $967,600 in 1998, an increase of $66,700 or 7% over the previous fiscal year. Revenues from products sold to Japan were $744,100 in 1998 compared to $674,600 in 1997, an increase of 10%. Revenues from products sold to the remaining international customers were $223,500 in 1998 compared to $242,600 in 1997, a decrease of 8%. At the end of 1997, we changed distribution partners in Europe due to the former distribution partner's failure to meet contract terms. A new distributor was appointed, effective April 1, 1998. We believe this transition accounted for the decline in revenues during 1998. Sales to all international customers accounted for 46% of our total revenues in 1998 compared to 67% in 1997. Sales to U.S. customers were $1,129,200 in 1998 compared to $547,400 in 1997, an increase of 106%. The increase in U.S. revenues results from improvement in the efficiency and effectiveness of our sales organization, which was expanded during 1997. We employed 5 direct sales managers in the U.S. and had 35 independent manufacturers' sales representatives under contract at the end of 1998.

    Cost of goods sold was $1,848,200, or 88% of total revenues, in 1998 and $1,386,600, or 96% of total revenues, in 1997. The improved ratio of costs to product sales during 1998 is the result of our product cost reduction programs targeted at reducing the cost of direct materials and the impact of increases in production volumes on the allocation of fixed overhead costs. The continued increase in percentage of revenues from U.S. customers, which have a higher margin, has favorably affected the overall cost of sales ratio. We anticipate that these factors together with increases in revenues of our Micro-V Alternans Sensors will continue to favorably effect the overall gross margin.

    Research and development costs were $3,594,900 in 1998 compared to $3,587,000 in 1997. We incurred incremental costs totaling $266,700 during 1998 to complete its clinical studies supporting the 510(k) filed with FDA for expansion of its labeling claims for its T-wave alternans technology. These costs were partially offset by a reduction in 1998 of $84,700 in the amount of compensation expense recorded relating to stock options granted to non-employees for services rendered and an increase during 1998 over 1997 of $200,100 in the amount of software development costs capitalized under Statement of Financial Accounting Standards No. 86 "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed."

    Selling, general and administrative expenses were $3,753,300 in 1998 compared to $3,391,700 in 1997, an increase of 11%. The increase is primarily the result of the costs associated with compensation paid to U.S. sales representatives' associated with the increase in revenues during 1998. We continue to increase its marketing efforts targeted at the rapid adoption of T-wave alternans testing by clinical cardiologists and other medical professionals. Additionally, during 1997, we experienced several changes in management personnel. As a result, we recorded $230,500 of termination costs associated with these changes.

    Interest income for 1998 was $562,500 compared to $869,300 for 1997. The decrease is primarily the result of the net reduction in our cash and marketable securities balances by $6,265,900 during 1998.

INFLATION AND INCOME TAXES

    Inflation did not have a significant effect on our results of operations for any of the years in the period ended December 31, 1999 or for the six month period ended June 30, 2000.

    We have not recorded a provision for income taxes for the years 1995, 1996, 1997, 1998 and 1999 or for the six month period ended June 30, 2000 because we incurred net losses in each of these years and this period. At December 31, 1999, we had net operating loss carryforwards of $30,500,000, as well as $910,000 federal tax credit carryforwards and $540,000 state tax credit carryforwards available to offset future taxable income and income tax liabilities. These carryforwards generally expire in the years 2007 through 2019 and may be subject to annual limitations as a result of changes in our ownership, including as a result of this offering. There can be no assurance that additional changes in ownership in future periods or continuing losses will not significantly limit our use of net operating loss and tax credit carryforwards.

    We have generated taxable losses from operations since inception and, accordingly, have no taxable income available to offset the carryback of net operating losses. In addition, although our operating plans anticipate taxable income in future periods, these plans provide for taxable losses over the near term and make significant assumptions which cannot be reasonably assured including market acceptance of these products by customers. We have provided a full valuation allowance ($13,608,000 at December 31, 1999) for our deferred tax assets since, in our opinion, realization of these future benefits is not sufficiently assured (defined as a likelihood of slightly more than 50 percent).

LIQUIDITY AND CAPITAL RESOURCES

    As of June 30, 2000, we had cash, cash equivalents and marketable securities of $7,244,803. During the six month period ended June 30, 2000, our cash, cash equivalents and marketable securities decreased by $1,931,513, or 21%, consistent with our net loss for the period of $3,975,490 net of proceeds from the sale of common stock in January 2000 of $2,064,000.

    Inventory levels increased from $460,913 as of December 31, 1999 to $571,915 as of June 30, 2000. The inventory build is mainly attributable to the planned build of Heartwave-TM- components in preparation for its scheduled release during the third quarter.

    Fixed asset additions during the year primarily represent increased clinical research units and the cost of capitalized production tooling and molds for the Heartwave-TM- product. We expect capital expenditures increases associated with the Heartwave-TM- will continue for the balance of Fiscal 2000. We do not expect capital expenditures to exceed an aggregate of $1,000,000 over the next year.

    We continue to utilize a $500,000 line of credit collateralized by selected customer accounts receivable. The amount of utilization of the credit line as of June 30, 2000 was approximately $117,000.

    Under the terms of various license, consulting and technology agreements, we are required to pay royalties on sales of our products. Minimum license maintenance fees under these license agreements, which are creditable against royalties otherwise payable for each year, range from $10,000 to $40,000 per year in total through 2008. We are committed to pay an aggregate of $320,000 of such minimum license maintenance fees subsequent to June 30, 2000 as the technology is used. As part of these agreements, we are also committed to meet certan development and sales milestones, including a requirement to spend a minimum of $200,000 in any two-year period for research and development, clinical trials, marketing, sales and/or manufacturing of products related to certain technology covered by the consulting and technology agreements.

    We anticipate that our existing capital resources will be adequate to satisfy our capital requirements through the next twelve months.

           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    In January 1997, the Securities and Exchange Commission issued Financial Reporting Release No. 48, which expands the disclosure requirements for certain derivatives and other financial instruments. We do not use derivative financial instruments. The carrying amounts reflected in the balance sheet of cash and cash equivalents, marketable securities, trade receivables and trade payables approximates fair value at September 30, 1999 due to the short maturities of these instruments.

                                    BUSINESS

    We are engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease, the leading cause of death in the United States and many other developed countries. Using innovative technologies, including proprietary disposable sensors, we are addressing such key problems in cardiac diagnosis as:

    - the identification of those at risk of sudden cardiac arrest, accounting for approximately 50% of all deaths due to heart attack,

    - the early detection of coronary artery disease, and

    - the prompt and accurate diagnosis of heart attack.

    Our products, the CH 2000 Alternans System, and the Heartwave-TM- System incorporate our proprietary technology to non-invasively measure low levels of T-wave alternans, a beat-to-beat alternation in a portion of a patient's electrocardiogram. Clinical research published to date has demonstrated that by measuring T-wave alternans our systems can assess vulnerability to the ventricular arrhythmias responsible for sudden cardiac death to a degree comparable to electrophysiology testing, the most accurate invasive test. The CH 2000 Alternans System is also able to perform conventional cardiac stress tests. Sudden cardiac arrest accounts for approximately one-half of all cardiac related deaths, or about 300,000, in the United States each year.

    Our CH 2000 Alternans System, Heartwave-TM- System, and Micro-V Alternans Sensors have received 510(k) clearance from the U.S. Food and Drug Administration for sale in the United States. The CH 2000 Alternans System and Micro-VAlternans Sensors have received the CE mark for sale in Europe and have been approved for sale by the Ministry of Health in Japan. The 510(k) clearance for the CH 2000 Alternans System and the Heartwave-TM- System, include the claim that they can measure T-wave alternans and the presence of T-wave alternans in patients with known, suspected or at risk of ventricular tachyarrhythmia predicts increased risk of ventricular tachyarrhythmia or sudden death.

INDUSTRY OVERVIEW

HEART DISEASE

    Heart disease is the leading cause of death in the United States and many other developed countries. According to the American Heart Association, in 1997 cardiovascular disease accounted for 41% of all deaths in the United States. Approximately 1.4 million people suffered heart attacks in the United States in 1997, resulting in approximately 500,000 deaths. Approximately half of these deaths were sudden, generally the result of ventricular arrhythmias, which cause the heart to beat in an abnormal and ineffective manner.

ISCHEMIC HEART DISEASE AND ACUTE MYOCARDIAL INFARCTION

    DISEASE CHARACTERISTICS. Ischemic heart disease, also referred to as coronary artery disease, is related to the progressive narrowing of the blood vessels that supply oxygen and nutrients to the heart. When blood flow becomes inadequate, the patient may experience chest pain known as angina, especially under conditions of stress or exercise. When the build-up of plaque or the presence of a blood clot further narrows the coronary arteries, an area of the heart muscle may die, an event called a myocardial infarction, the most common type of heart attack.

    DISEASE INCIDENCE. Coronary artery disease is a common form of cardiac disease, affecting approximately 13.5 million people in the United States. It is estimated that approximately eight million patients each year present themselves at emergency rooms in the United States with acute chest pain or other symptoms typical of acute myocardial infarction. Of these patients, we estimate that approximately 2.7 million are admitted to the hospital for evaluation, of whom we estimate that about

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1.0 million actually have experienced a myocardial infarction. Despite this high admission rate, it has been estimated that between 4% and 85% of those patients experiencing myocardial infarction may be sent home inappropriately, some of whom die soon thereafter.

    CURRENT THERAPIES. If properly diagnosed, ischemic heart disease is treatable with coronary artery bypass grafting or coronary angioplasty. These treatments are used to bypass, reopen or widen blocked or narrowed arteries often in combination with medicines (such as nitrates, beta blockers and calcium channel blockers), which are used to improve blood flow or regulate the heart. In 1997, an estimated 600,000 coronary artery bypass grafting procedures and 450,000 coronary angioplasty procedures were performed in the United States.

    CURRENT DIAGNOSTIC PROCEDURES. The principal non-invasive diagnostic tools utilized in the diagnosis of ischemic heart disease are the electrocardiogram and the exercise stress test. Normal heartbeats make a specific pattern of electrical signals that can be measured by an electrocardiogram through sensors applied to the patient and recorded graphically on paper or displayed on a video monitor. Specific types of heart disease usually change the pattern of signals in ways recognizable to a physician.

    Most patients with suspected heart disease undergo an exercise stress test, during which the patient exercises on a motorized treadmill or bicycle ergometer with electrocardiogram sensors attached to the patient's chest. Although standard stress tests are widely used as a screening test for heart disease, stress tests are not considered to be highly sensitive or accurate in detecting or localizing coronary artery blockages. For example, these tests generally have a false negative rate on the order of 34%, and, in the absence of chest pain, as high as 64%. This lack of accuracy may result in unnecessary follow-on procedures or in the failure to detect significant heart disease.

    The accuracy of stress tests and the ability to locate coronary artery disease may be enhanced by the use of ultrasound imaging technology known as an "echocardiogram," or through the use of a low level radioactive tracer isotope known as a "nuclear stress test." Both of these tests are considered to be more sensitive in detecting and analyzing coronary artery blockages than a standard treadmill exercise test, but are also substantially more expensive.

VENTRICULAR ARRHYTHMIA AND SUDDEN CARDIAC DEATH

    DISEASE CHARACTERISTICS. Arrhythmias are abnormalities in the regular beating pattern of the heart caused by an alteration in the normal pattern of conduction of electrical signals within the heart. Sudden cardiac arrest is generally caused by ventricular fibrillation, a disorganized quivering of the ventricles which interferes with the pumping action of the heart, or by ventricular tachycardia, a rapid beating of the ventricles which can degenerate into ventricular fibrillation. Ventricular fibrillation and ventricular tachycardia most often result from the triggering of an underlying electrical instability of the heart. This electrical instability may be the result of congenital factors, may be caused by scar tissue from a previous myocardial infarction, or may result from coronary artery disease or other diseases.

    DISEASE INCIDENCE. Each year more than 300,000 individuals in the United States experience a sudden cardiac arrest episode. Of these, the Company estimates that approximately 250,000 individuals die and 50,000 individuals survive, primarily through emergency defibrillation. Most of those who die suddenly have some pre-identified condition which puts them at elevated risk. For example, without treatment, the approximately 50,000 annual survivors of a cardiac arrest episode have over a 25% chance of dying suddenly in the one year following cardiac arrest. Of the approximately 1.0 million annual survivors of myocardial infarction, 13% of men and 6% of women will die suddenly in the following six years. Patients with enlarged hearts due to hypertrophic cardiomyopathy, patients with congestive heart failure (approximately
4.7 million patients), patients with known coronary artery disease (approximately 13.5 million patients) and patients who have experienced fainting spells are also

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at elevated risk. Such high risk subgroups accounted for approximately 75% of sudden cardiac deaths; for the other 25% there is no prior indication of cardiac disease.

    CURRENT THERAPIES. When properly diagnosed, those patients at risk of sudden cardiac death are treatable with an implantable cardioverter-defibrilator, with RF ablation or abnormal tissue in the ventricles, which can improve electrical conduction in the heart, or with anti-arrhythmic medication. In the United States, most patients are treated with an implantable cardioverter-defibrilator, an electronic device similar to a pacemaker that is permanently implanted in the patient. The implantable cardioverter-defibrilator is designed to monitor the patient's heartbeat and, in the event of ventricular fibrillation or ventricular tachycardia, to deliver electric pulses or shocks to the heart to terminate the arrhythmia.

    CURRENT DIAGNOSTIC PROCEDURES. Patients believed to be at risk of ventricular arrhythmia may undergo an electrophysiology study. Diagnostic electrophysiology studies are invasive and involve the deliberate electric stimulation of the heart utilizing specially-designed catheters. These catheters are inserted into the heart through a major vein or artery to provoke heart rhythm disturbances which, if they occur, are then terminated by pacing or defibrillation shocks. Patients in whom certain types of ventricular arrhythmia can be induced via this procedure are considered to be at risk of sudden cardiac death.

    Although electrophysiology studies are generally effective in diagnosing cardiac arrhythmias, they are invasive and costly procedures. As a result, their use is generally limited to patients who have demonstrated previous episodes of ventricular arrhythmia, or have experienced fainting spells believed to be caused by these arrhythmias. We estimate that approximately 70,000 electrophysiology studies were performed for the diagnosis of ventricular arrhythmias in 1998 in the United States at a cost of $3,000 to $4,000 per procedure. This represents a small fraction of the many millions of persons believed to be at risk but who are not studied or treated because of the lack of an effective non-invasive screening test.

    We believe that, aside from our technology, there is no effective non-invasive diagnostic test to assess accurately the risk of sudden cardiac death caused by ventricular arrhythmia. The non-invasive diagnostic tests that are available generally either identify only a small subset of patients who are at risk of sudden cardiac death or are not sufficiently accurate to warrant further invasive study or treatment. For example, the following have been reported to be associated with an increased risk of sudden cardiac death:

    - the identification of short episodes of non-sustained ventricular tachycardia, or VT, on a 24-hour Holter electrocardiogram recording,

    - the presence of late potentials (delayed electrical activity in the ventricles) on the signal average electrocardiogram,

    - reduced beat-to-beat variability in heart rate, (iv) reduced response in heart rate to black pressure changes (baroreceptor sensitivity), and

    - increased variation in the duration of the QT interval among different electrocardiogram leads in the same patient, all have been reported to be associated with an increased risk of sudden cardiac death.

    However, only the presence of non-sustained VT on a 24 hour Holter electrocardiogram combined with a low ejection fraction is considered to be sufficiently accurate to warrant further invasive study or treatment and this combination is thought to be applicable to a small subset of patients at risk of sudden cardiac death. Finally, ejection fraction, which uses ultrasound or nuclear imaging to measure the percentage of blood ejected from the heart on each beat, can indicate a damaged heart which is ineffective in pumping blood. This is associated with increased rates of sudden cardiac death and with increased risk of mortality in general; however, because ejection fraction is not specific in identifying those with high risk of ventricular arrhythmia, it is not generally considered sufficient to identify those who need to be invasively studied or treated to prevent sudden death.

NEED FOR IMPROVED DIAGNOSTIC TECHNIQUES

    Developing low-cost, non-invasive technologies to address the following diagnostic challenges are key problems in cardiac diagnosis:

    SUDDEN CARDIAC DEATH. A study released in April 1996 indicates that prophylactic implantation of implantable cardioverter-defibrilators can reduce mortality in high-risk patients. Although such preventive therapies for sudden cardiac death have recently become available, non-invasive diagnostic techniques have not matched these advances. Existing non-invasive diagnostic procedures generally either identify only a small subset of patients who are at risk of sudden cardiac death or are not sufficiently accurate to warrant further invasive study or treatment. Electrophysiology studies are not an attractive alternative because they are both invasive and expensive. As a result, despite the fact that there are approximately 250,000 sudden deaths per year in the United States, and at least several times that number of patients that are at risk, fewer than 50,000 received definitive treatment in 1998. This attests to the need for an accurate, non-invasive, diagnostic procedure to identify patients at risk of sudden cardiac death.

    ACCURATE AND COST EFFECTIVE DETECTION OF CORONARY ARTERY DISEASE. Despite the fact that approximately six million standard stress tests are performed each year in the United States at a cost of approximately $1.8 billion, these tests are generally not considered to be very accurate in detecting or localizing coronary artery blockages. Other tests, such as echocardiograms and nuclear stress tests, are somewhat more accurate but are significantly more expensive. Coronary angiography, like electrophysiology studies, is both invasive and expensive. The need exists for a more accurate and low cost non-invasive method to identify patients with ischemic heart disease, particularly in the asymptomatic population.

    ACCURATE AND TIMELY DIAGNOSIS OF ACUTE MYOCARDIAL INFARCTION. With eight million patients in the United States arriving at hospital emergency rooms each year complaining of acute chest pain or other symptoms typical of acute myocardial infarction, we believe that a fast and accurate means of diagnosing acute myocardial infarction is needed. Existing technologies, such as the 12 lead electrocardiogram, can be inaccurate in the diagnosis of impending myocardial infarctions, and diagnosis based on serial enzyme tests can take too long. With the recognition that the early use of blood clot dissolving drugs in those with acute myocardial infarction can improve a patient's outcome, a faster and more accurate method of diagnosis has become increasingly important.

CAMBRIDGE HEART

    Research using our T-wave alternans technology and Micro-V Alternans Sensors to predict increased risk of ventricular tachyarrhythmias, indicates that our CH 2000 Alternans System and Heartwave-TM- System have the following advantages:

    - ACCURACY--Clinical studies to date indicate that the presence of T-wave alternans in patients with known, suspected or at risk of ventricular tachyarrhythmia predicts increased risk of ventricular tachyarrhythmia or sudden death. The predictive capabilities of our technology exceed those of other non-invasive tests and is comparable to the results of an invasive electrophysiology study.

    - NON-INVASIVE--Unlike electrophysiology studies which require the insertion of electrical catheters into the patient's heart and the administration of local anesthesia, the CH 2000 Alternans System and the Heartwave-TM-System require only the placement of Micro-V Alternans Sensors on the patient's chest.

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
    - BROAD APPLICABILITY--Approximately six million standard stress tests and three million imaging stress tests are performed in the United States each year. The CH 2000 Alternans System is able to perform both of these tests and to simultaneously assess the risk of sudden cardiac death due to ventricular arrhythmias and with only a modest increase in the total cost of the procedure. The Heartwave-TM- System performs alternans tests while connected to any manufacturer's standard stress test system and the Heartwave-TM- EP model performs alternans tests while connected to any manufacturer's electrophysiology system.

    - NON-HOSPITAL SETTING--Unlike electrophysiology studies and other tests which require a hospital setting, our alternans systems can be used in a physician's office.

    - PROCEDURE COST ADVANTAGES--An alternans test with our alternans systems cost $300 to $400 per procedure, compared with approximately $3,000 to $4,000 for an electrophysiology study.

    - SYSTEM AFFORDABILITY--A fully equipped CH 2000 Alternans System is priced in the United States starting at approximately $29,000. Our Heartwave-TM-System is priced at $14,900. We have established several financing programs available to customers aimed at minimizing the amount of initial upfront capital investment required to acquire our alternans systems in return for a commitment to purchase Micro-V Alternans Sensors at a fixed price.

    We are also conducting research into the detection of ischemic heart disease using our cardiac electrical imaging technology. Cardiac electrical imaging provides an image of the electrical activity of the heart that is highly sensitive to changes resulting from ischemia, the lack of oxygen caused by coronary artery disease or acute myocardial infarction. We are conducting research to determine the extent to which this technology provides for enhanced detection and localization of coronary artery disease during a standard exercise stress test.

PRINCIPAL PRODUCTS AND APPLICATIONS

THE CH 2000 ALTERNANS SYSTEM

    The CH 2000 Alternans System is designed to perform a broad range of standard cardiac stress tests, as well as to measure T-wave alternans. Our proprietary T-wave alternans technology permits evaluation, computation and recording of T-wave alternans during exercise, atrial pacing or pharmacological stress. Because of the need to record very small variations in electric signals for precise T-wave alternans measurement, the CH 2000 Alternans System incorporates our proprietary Hi-Resolution sensors and proprietary signal processing algorithms to minimize noise levels resulting from patient movement.

    Our CH 2000 Alternans System is a fully-featured diagnostic system which includes a cart-mounted computer with proprietary software, integral electrocardiogram system display, keyboard and output devices which can be configured for both hospital and office settings. This system is designed to support a broad range of standard and physician-customized protocols for the conduct and measurement of cardiac stress tests and is compatible with both standard electrodes and with our Hi-Resolution sensors for T-wave alternans measurement. The CH 2000 Alternans System is capable of controlling both treadmill and bicycle ergometers and is well suited for standard, nuclear or echocardiogram stress tests. Revenues from the sale of the CH 2000 Alternans System accounted for 94% of our total revenues in 1997, 96% of our total revenues in 1998 and 86% of our total revenues in 1999.

    The CH 2000 Alternans System provides a broad range of special features, including:

    - Expandable, Pentium-based computer architecture that simplifies operation, facilitates serviceability and provides a clear software and hardware upgrade path.

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
    - Exclusive pre-test impedance lead check and optimizing signal processing that identifies problematic leads and minimizes noisy ECG waveforms to ensure a good test before it starts.

    - Patented diagnostic screen displays that provide the ability to view all 12 leads simultaneously throughout a test and make immediate on-screen interpretations.

    - Unique ST segment displays that superimpose waveforms for all 12 leads over median beats for clear identification of dangerous ST depression or elevation.

    - Comprehensive review capability of every test, reducing the physician's risk of missing a critical arrhythmia or losing an important record and thereby freeing them to focus on the patient.

HEARTWAVE-TM- SYSTEM

    In May 2000, at the annual meeting of the North American Society of Pacing and Electrophysiology, we introduced our new Heartwave-TM- product for the prediction of life threatening heart rhythm disturbances and sudden death via the measurement of Microvolt T-wave Alternans. The device uses our previously cleared proprietary T-wave Alternans technology and Micro-V Alternans Sensors to allow cardiologists and electrophysiologists to conduct an Alternans test using any manufacturer's' installed standard stress test and electrophysiology, or EP, systems. We will offer two models of the product, the Heartwave-TM- System, to be used in conjunction with a standard cardiology stress test system, and the Heartwave-TM- EP System, to be used with an EP System. The stress model will provide greater access to the market of potential customers who are interested in performing Alternans tests but who are not in the market for a new stress test system. The EP model will provide electrophysiologists the ability to measure T-wave Alternans while performing an EP study. We anticipate that the availability of this product will have a positive impact on our efforts to accelerate the rate of clinical use of our Alternans technology. We received clearance from the Food and Drug Administration in June, 2000 of our 510(k) submitted in March, 2000 for our Heartwave-TM- product.

T-WAVE ALTERNANS AND VENTRICULAR ARRHYTHMIAS: CLINICAL STUDIES

    The association between ventricular arrhythmia and the presence of extremely low levels of T-wave alternans not detectable by visual inspection of the ECG was unknown until the early 1980s. Research conducted in Dr. Richard Cohen's laboratory at The Massachusetts Institute of Technology indicated that the presence of microvolt (one-millionth of a volt) levels of T-wave alternans was predictive of vulnerability to ventricular arrhythmias responsible for sudden cardiac arrest. Dr. Cohen, a founder, director of, and consultant to, Cambridge Heart, and his associates developed the technology to quantify this electrical conduction pattern which has been exclusively licensed to us and which forms the basis of our proprietary technology.

    In a study of 83 patients conducted at Massachusetts General Hospital in collaboration with Dr. Cohen's laboratory at The Massachusetts Institute of Technology, published in the New England Journal of Medicine in December 1994, the detection of T-wave alternans at certain levels in patients referred for electrophysiology studies was shown to be as accurate as invasive electrophysiology testing in predicting sudden cardiac arrest and life-threatening ventricular arrhythmias. In the high risk population studied for up to 20 months following the procedure, an actuarial analysis involving 66 patients indicated that 81% of those testing positive for T-wave alternans died or suffered a life-threatening arrhythmia within 20 months of the test; only 6% of the patients testing negative for T-wave alternans did so. These results were comparable to those obtained with invasive electrophysiology testing and were more predictive than those that have been reported using other non-invasive methods.

    Another study was conducted by Professor Stefan Hohnloser of J.W. Goethe University, Frankfurt, Germany, the results of which, were published in December 1998 in the Journal of Cardiovascular

Electrophysiology In this study, 95 patients receiving an implantable cardioverter-defibrillator underwent electrophysiology testing and most of the other accepted non- invasive risk stratification tests, including T-wave alternans testing utilizing the CH 2000 Alternans System. Professor Hohnloser reported that the detection of the presence of T-wave alternans was found to be the more accurate than all other invasive and non-invasive tests in predicting recurrences of ventricular tachycardia and ventricular fibrillation, the abnormal heart rhythms associated with sudden cardiac arrest.

    During 1998, we completed a multi center study that was included in the 510(k) application submitted to the U.S. Food and Drug Administration in August 1998 to obtain expansion of our labeling claim. The primary endpoint was a ventricular tachyarrhythmic event which was defined as sudden cardiac death, appropriate firing of an implantable cardioverter-defibrilator or resuscitated sustained ventricular tachycardia or fibrillation. In 337 consecutive patients referred for electrophysiology study to evaluate known, suspected or risk of arrhythmias, T-wave alternans was a highly significant predictor of a ventricular tachyarrhythmic event and was somewhat more predictive than electrophysiology, with a relative risk of 10.92 for T-wave alternans versus
7.07 for electrophysiology. The secondary endpoint was a ventricualr tachyarrhythmic event plus all death due to any cause. T-wave alternans was a highly significant predictor of this endpoint and was also more predictive of than electrophysiology, with a relative risk of 13.93 versus 4.69 for electrophysiology. Relative risk is the chance of having a cardiac event if the test is positive divided by the chance of having a cardiac event if the test is negative. The greater the number, the more predictive the test.

    T-wave alternans was also evaluated as a predictor of electrophsyiology study in a protocol that enrolled a subset of 242 patients. There were no material differences in patient characteristics between this subset and the total 337 patients. In 140 patients who completed all study procedures in accordance with the protocol and had determinate results for both T-wave alternans and electrophysiology, T-wave alternans predicted the results of electropysiology with a sensitivity of 76%, a specificity of 65% and a relative risk of 3.93.

MARKETING AND SALES

    Prior to 1999, we had been engaged in selling and marketing our CH 2000 Alternans System as a standard stress test system in the U.S. and, as a result, we were primarily dependent on the sale of standard stress test systems for the majority of our U.S. revenue. The standard stress market is currently a capital equipment market with limited annual unit growth, small gross profits and selling prices that are subject to significant competitive pressure. During 1999, we received clearance from the FDA of our 510(k) application for expansion of our labeling claims. This provided us with the opportunity to focus our U.S. marketing and sales efforts on potential customers interested in the clinical use of our Alternans test and Microvolt Alternans Sensors. We anticipate that the percentage of revenue generated by the sale of Alternans products will continue to increase while the percentage of revenue generated from the sale of standard stress test equipment will decline.

    We have expanded our product offering with the addition of our new Heartwave-TM- product. The device uses our previously cleared proprietary T-wave alternans technology and Microvolt Alternans Sensors to allow cardiologists and electrophysiologists to conduct an Alternans test using any manufacturer's' installed standard stress test and electrophysiology, or EP, systems. We will offer two models of the product, the Heartwave-TM- System, to be used in conjunction with a standard cardiology stress test system, and the Heartwave-TM-EP System, to be used with an EP System. The stress model will provide greater access to the market of potential customers who are interested in performing alternans tests but who are not in the market for a new stress test system. The EP model will provide electrophysiologists the ability to measure microvolt T-wave alternans while performing an EP study. We received clearance from the Food and Drug Administration in June, 2000 of our 510(k) submitted in March 2000 for our Heartwave-TM- product. Both models are intended to increase the installed base of systems capable of using our Microvolt Alternans Sensors.

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
    We believe that the keys to the adoption of our proprietary T-wave alternans technology as the standard of care for the diagnosis of heart disease are reimbursement by third party insurers to healthcare providers for performance of the test, publication of clinical study results in medical journals and continued positive clinical experience with the CH 2000 Alternans System and the Heartwave-TM- systems. We believe that the trend toward management of health care costs in the United States will lead to increased awareness of and emphasis on early detection and prevention of heart disease, and as a result, will increase demand for cost-effective diagnostic tests. The commercial success of our proprietary technologies will require marketing, educational and sales efforts to encourage cardiologists and other medical professionals to use the test for the measurement of T-wave alternans in their medical practices. We have trained and expect to continue to train well-respected clinicians and their professional staff in the use of microvolt T-wave alternans testing as a means of identifying patients at risk of sudden cardiac arrest. We have funded studies to further demonstrate the efficiency of our technologies and intend to continue to encourage the presentation of the results of these studies at major national and international medical symposia and the publication of clinical and scientific reports of such results in major peer-reviewed publications. We also support educational seminars regarding the benefits of microvolt T-wave alternans testing and will continue to participate in industry trade shows and academic conferences.

    In May 2000, we entered into a strategic marketing alliance with Spacelabs Medical, Inc. The alliance provides for Spacelabs to market and distribute our Alternans software and Microvolt Alternans Sensors for our alternans test for use with Spacelabs Burdicks' diagnostic cardiology systems. Spacelabs will be required to file a 510(k) with the FDA before they can begin shipping the product. We currently anticipate introduction of this product during the fourth quarter of 2000.

    Also in May 2000, we entered into an agreement with St. Jude Medical to conduct a cooperative study on the accuracy of Microvolt T-wave alternans to identify certain candidates for implantable cardioverter defibrillator, or ICD, therapy. The multi-center study, called the Alternans Before Cardioverter-Defibrillator trial, will follow asymptomatic patient ventricular tachycardia for a year. Patients who test positive for increased risk of sudden cardiac death will receive a St. Jude Medical Profile ICD. The trial will be conducted at 25 leading medical centers in the United States under the direction of Dr. David Rosenbaum and Dr. Otto Constantini of the Heart and Vascular Research Center of Case Western Reserve University, in Cleveland, Ohio. We expect the study to commence in the fourth quarter of 2001 and continue for 24 months.

    We market our products and services to customers in the United States through a combination of in-house marketing, sales and clinical education support staff and independent manufacturers representatives. We currently employ seven direct sales representatives. We are also represented by nine independent manufacturers representatives in the United States. We maintain a small but experienced in-house service department to answer customer questions and provide guidance, advice and troubleshooting regarding use of the CH 2000 Alternans System. We also employ three clinical specialists who work with customers to assist with installation of the CH 2000 Alternans System and eventually the Heartwave-TM- System and to train health care professionals in their use.

    We market our products internationally through independent distributors. We have entered into distribution agreements with distributors for the sale of our products in Europe, the Middle East, Japan and Australia. Sales to international distributors comprised 62% of our revenue in 1997, 46% of our revenue in 1998 and 49% of our revenue in 1999. Our international independent distributors provide comprehensive marketing and sales services including identification of potential purchasers, consummating sales and providing ongoing educational and support services to customers. The exclusive distribution agreement between us and our distributor in Japan, Fukuda Denshi Co., Ltd. expires March 31, 2001 and the agreements with our distributor in Germany and England, Reynolds
Medical, Ltd. and distributor in Italy, Oxford Instruments, expire March 31, 2001 and the agreement with our distributor in Australia, APS, expires June 30, 2001. Each of these agreements will automatically be renewed for a one year period if neither party cancels the agreement.

MANUFACTURING

    We perform final assembly of hardware and software components, and testing of our products, at our corporate headquarters in Bedford, Massachusetts. We believe our facility will be adequate to meet our needs through the end of 2000. We are required to meet and adhere to all applicable requirements of U.S. and international regulatory agencies, including Good Manufacturing Practices and Quality System Regulation requirements. Our manufacturing facilities are subject to periodic inspection by both U.S. and international regulatory agencies.

    We underwent a Quality System Regulation audit, conducted by the U.S. Food and Drug Administration, in January 1999. A response to the FDA's observations was submitted and accepted by the Agency in February 1999. No regulatory action was required.

    The manufacturing process consists primarily of final assembly of purchased components, testing operations and packaging. Components are purchased according to our specifications and are subject to inspection and testing. We rely on outside vendors to manufacture certain major components used in the CH 2000 Alternans System, including our Micro-V Alternans Sensors. A number of components are currently supplied by sole source vendors, although we believe that we could locate additional sources of these components in a timely fashion, if necessary. The manufacture of the Heartwave-TM- System will be done primarily by outside vendors. We will perform final assembly and testing in house.

RESEARCH AND DEVELOPMENT

    A substantial portion of our research and development investment is focused on our efforts in the areas of clinical research and the development of enhancements to our microvolt T-wave alternans technology. Our clinical research is focused on gathering substantial clinical data demonstrating the efficacy of the microvolt T-wave alternans technology and its results as a predictor of patient risk of ventricular tachyarrhythmia or sudden death.

    Our new Heartwave-TM- System may be combined with any standard stress test system and will allow such system to measure T-wave alternans when utilizing our Microvolt Alternans Sensors. We believe that this product will provide us with increased access to the entire installed base of standard stress test systems and increase the use of our disposable, higher margin sensors. We believe that the introduction of the Heartwave-TM- EP System will have a similar effect in the EP lab by increasing the use of our disposable, high margin sensors. The new product will have a lower cost of manufacture than our CH 2000 Alternans System and will carry a selling price below the current price of a standard stress test system. We received clearance from the FDA in June 2000 of our 510(k) application for our Heartwave-TM- product. We expect the product to be available during the year 2000.

    Our Heartwave-TM- System will open up the market to potential customers who are interested in performing alternans tests but who are not in the market for a new stress test system. There are approximately 23,000 stress test systems installed in the U.S. but fewer than 2,300 new systems are sold each year. We anticipate that the availability of this product will accelerate the rate of clinical use of our alternans technology.

    We are also conducting research into systems to detect ischemic heart disease based upon our cardiac electrical imaging technology, which provides an image of the electrical activity of the heart. Animal studies and initial human studies indicate that Cardiac Electrical Imaging, or CEI, is highly sensitive to changes resulting from ischemia, the lack of oxygen caused by coronary artery disease or acute myocardial infarction. We are conducting research to determine the extent to which this technology provides for enhanced detection and localization of coronary artery disease during a standard exercise stress test. We are evaluating the incorporation of our CEI technology into the CH 2000 Alternans System, and we are continuing to conduct clinical studies of this technology.

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    Our research and development expenses were $3,587,000 in 1997, $3,595,000 in
1998, and $2,850,400 in 1999. We expect research and development expenses in 2000 to be comparable to 1999. We expect these expenses to increase in the future as we develop additional products and fund clinical trials on our products. As of June 30, 2000 we had 5 employees engaged in research and development activities.

PATENTS, TRADE SECRETS AND PROPRIETARY RIGHTS

    The computer algorithms that allow the CH 2000 Alternans System, the Heartwave-TM- System to measure microvolt T-wave alternans and certain aspects of our cardiac electrical imaging technology, including the Microvolt Alternans Sensors, are covered by U.S. patents issued to The Massachusetts Institute of Technology that are licensed exclusively to us. We hold a U.S. patent covering the use of exercise or any other non-invasive means in the measurement of T-wave alternans. During 1998, we were issued a U.S. patent covering additional proprietary signal processing algorithms with our Microvolt Alternans Sensor for use in the measurement of T-wave alternans. Corresponding foreign patents are pending in both cases. The failure to obtain such patents could have a material adverse effect on our business, financial condition and results of operations. We own or are the exclusive licensee of fourteen issued or allowed and six patents pending in the United States, with 17 corresponding foreign patents issued or pending with respect to our technology.

    Cambridge Heart and MIT have entered into three license agreements, pursuant to which we are the exclusive licensee of certain technologies upon which our current and future products are based, including certain patents associated therewith. Two of the MIT license agreements that cover the T-wave alternans measurement technology incorporated in the CH 2000 Alternans System, the Heartwave-TM- System and that relate to cardiac electrical imaging are of material importance to us. These licenses are exclusive until 2007. Afterwards, each license will convert to a nonexclusive license, and will last for the life of the applicable patents, unless extension of exclusivity is agreed to by MIT. These license agreements impose various commercialization, sublicensing, insurance, royalty, product liability indemnification and other obligations on us. Our failure to comply with these requirements could result in conversion of the licenses from being exclusive to nonexclusive or, in some cases, termination of the license. The loss of our exclusive rights to the T-wave alternans and cardiac electrical imaging technologies, licensed under two of the MIT license agreements or the termination of either or both of such agreements would have a material adverse effect on our business, financial condition and results of operations.

COMPETITION

    The cardiac diagnostic medical device market is characterized by intensive development efforts and rapidly advancing technology. Our future success will depend, in large part, upon our ability to anticipate and keep pace with advancing technology and competitive innovations. However, we can give no assurance that we will be successful in identifying, developing and marketing new products or enhancing our existing products. In addition, we can give no assurance that new products or alternative diagnostic techniques will not be developed that will render our current or planned products obsolete or inferior. Rapid technological development by competitors may result in our products becoming obsolete before we recover a significant portion of the research, development and commercialization expenses incurred with respect to such products. Alternative technologies exist today in each of the areas being addressed by us, including electrocardiograms, Holter monitors, ultrasound tests and systems for measuring cardiac late potentials. However, our CH 2000 Alternans System, Heartwave-TM- System, and Micro-V Alternans Sensors are currently the only FDA cleared systems for the non-invasive measurement of microvolt T-wave alternans.

    Competition from medical devices which help to diagnose cardiac disease is intense and likely to increase. Our competitors include manufacturers of ECG stress test equipment, including major multinational companies. Many of our competitors and potential competitors have substantially greater capital resources, name recognition, research and development experience and regulatory, manufacturing and marketing capabilities. Many of these competitors offer well established, broad product lines and ancillary services not offered by us. Some of our competitors have long-term or preferential supply arrangements with hospitals that may act as a barrier to market entry. Other large health care companies may enter the non-invasive cardiac diagnostic product market in the future. Competing companies may succeed in developing products that are more effective or less costly than any that may be developed by us, and such companies also may be more successful than us in producing and marketing such products. There can be no assurance that we will be able to compete successfully with existing or new competitors.

GOVERNMENT REGULATION

    The manufacture and sale of medical devices intended for commercial distribution are subject to extensive governmental regulation in the United States. Medical devices are regulated in the United States by the FDA and generally require pre-market clearance or pre-market approval prior to commercial distribution. In addition, certain material changes or modifications to medical devices also are subject to FDA review and clearance or approval. The FDA regulates the research, testing, manufacture, safety, labeling, storage, record keeping, advertising and distribution of medical devices in the United States. Noncompliance with applicable requirements can result in failure of the government to grant pre-market clearance or approval for devices, withdrawal of approval, total or partial suspension of production, fines, injunctions, civil penalties, recall or seizure of products, and criminal prosecution.

    Medical devices are classified into one of three classes, Class I, II or III, on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls (e.g., labeling, pre-market notification and adherence to GMP standards). Class II devices are subject to general controls and special controls (e.g., performance standards, post-market surveillance, patient registries and FDA guidelines). Generally, Class III devices are those that must receive pre-market approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable or new devices which have not been found to be substantially equivalent to legally marketed devices), and require clinical testing to ensure safety and effectiveness and FDA approval prior to marketing and distribution. The FDA also has the authority to require clinical testing of Class I and Class II devices. A Pre Market Approval, or PMA, application must be filed if a proposed device is not substantially equivalent to a legally marketed predicate device or if it is a Class III device for which the FDA has called for such application.

    Generally, before a new device can be introduced into the market in the United States, the manufacturer or distributor must obtain FDA clearance of a 510(k) notification submission or approval of a PMA application. If a medical device manufacturer or distributor can establish that a device is "substantially equivalent" to a legally marketed Class I or Class II device, or to a Class III device for which the FDA has not called for PMAs, the manufacturer or distributor may seek clearance from the FDA to market the device by filing a 510(k) notification. The 510(k) notification may need to be supported by appropriate data establishing the claim of substantial equivalence to the FDA. The FDA recently has been requiring a more rigorous demonstration of substantial equivalence.

    Following submission of the 510(k) notification, the manufacturer or distributor may not place the device into commercial distribution until an order clearing the 510(k) is issued by the FDA. At this time, the FDA typically responds to the submission of a 510(k) notification within 90 to 200 days. An FDA order may declare that the device is substantially equivalent to a legally marketed device and allow the proposed device to be marketed in the United States. The FDA, however, may determine that the proposed device is not substantially equivalent or requires further information, including clinical data, to make a determination regarding substantial equivalence. Such determination or request for additional information generally delays market introduction of the product that is the subject of the 510(k) notification.

    Any products manufactured or distributed by us are subject to pervasive and continuing regulation by the FDA including record keeping requirements, reporting of adverse experience with the use of the device, post-market surveillance, post-market registry and other actions deemed necessary by the FDA. A 510(k) submission is also required when a medical device manufacturer makes a change or modification to a legally marketed device that could significantly affect the safety or effectiveness of the device, or where there is a major change or modification in the intended use of the device. When any change or modification is made to a device or its intended use, the manufacturer is expected to make the initial determination as to whether the change or modification is of a kind that would necessitate the filing of a new 510(k) application. The FDA's regulations provide only limited guidance for making this determination. The FDA's regulations also require agency approval of a 510(k) supplement for certain changes to a device if they affect the safety and effectiveness of the device, including, but not limited to, new indications for use, labeling changes, the use of a different facility to manufacture, process or package the device, changes in manufacturing methods or quality control systems and changes in performance or design specifications. Our failure to receive approval of a supplement regarding the use of a different manufacturing facility or any other change affecting the safety or effectiveness of an approved or cleared device on a timely basis, or at all, would have a material adverse effect on our business, financial condition and results of operations.

    Sales of medical device products outside the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain approvals required by foreign countries may be longer or shorter than that required for FDA approval, and requirements for licensing may differ from FDA requirements. Failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations. The current regulatory environment in Europe for medical devices differs significantly from that in the United States. There is currently no universally accepted definition of a medical device in Europe and there is no common approach to medical device regulation among the various countries. There are several different regulatory regimes operating within the different European countries. Regulatory requirements for medical devices range from no regulations in some countries to rigorous regulations approaching the requirements of the FDA's regulations for Class III medical devices. Several countries require that device safety be demonstrated prior to approval for commercialization. The regulatory environment in certain European countries is expected to undergo major changes as a result of the creation of medical directives by the European Union.

    The CH 2000 Alternans System, the Heartwave-TM- System, and the Micro-V Alternans Sensors have received 510(k) clearances from the FDA for sale in the United States. The 510(k) clearances for the systems include the claim that these systems can measure microvolt T-wave alternans, and the presence of T-wave alternans in patients with known, suspected or at risk of ventricular tachyarrhythmia predicts increased risk of ventricular tachyarrhythmmia or sudden death.

    Internationally, the CH 2000 Alternans System and Microvolt Alternans Sensors have received the CE mark for sale in Europe and is approved for sale by the Ministry of Health in Japan.

EMPLOYEES

    As of June 30, 2000, we had 27 full-time employees, of whom one holds a Ph.D. degree and three others hold other advanced degrees. None of our employees are represented by a collective bargaining agreement, nor have we experienced work stoppages. We believe that our relations with our employees are good.

REIMBURSEMENT

    We believe that the availability and level of third party reimbursement influences the decision of physicians, clinics, and hospitals to purchase and use our products clinically and has an effect on the pricing of our products. We are addressing the issue of reimbursement from third party payers for the performance of an alternans test by healthcare providers. Obtaining reimbursement for a new medical procedure is a multi-year process that we are pursuing at both the local and national levels. We are engaged in efforts to:

    - Seek coverage and reimbursement from individual public and private third party payers for the Alternans test through provider advocacy and top-down payer lobbying, and

    - Obtain a unique national procedure code and payment amount from the American Medical Association for the Alternans test.

    At the local level, we have targeted regional Medicare policymakers where concentrations of alternans users exist and seek coverage through the development of local advocates. Private payers also will be approached both at national and local levels with requests for review of the alternans technology for coverage. As of June 30, 2000, a total of thirteen private third-party insurers had reimbursed healthcare providers for performance of our Alternans Tests. A representative list of the major payers includes:

    - Aetna/US Healthcare,

    - Kemper of California,

    - United Healthcare Insurance Company,

    - Blue Cross/Blue Shield of Texas,

    - Perscare (California),

    - Blue Cross (California),

    - Delta Health Systems (California),

    - Blue Shield (California),

    - Connecticut General Life Insurance, and

    - Prudential HMO (California).

    The total list of current payers represents over 57 million covered lives. These private insurers are paying for valid claims submitted to them but they have not yet established coverage policies that would codify their reimbursement amounts throughout their health plans. The amount of reimbursement received by providers for the performance of an alternans test averages $280.00 per test. This payment is in addition to amounts that may be billed for an associated stress test.

    On August 1, 2000, Medicare began to reimburse our alternans test under the new Prospective Payment System created by the Health Care Financing Administration for hospital outpatients. Hospitals will be able to submit bills electronically for the alternans test under Ambulatory Payment Classification, or APC, code 0096. The APC will pay $99.88 to the provider for the technical component of the Alternans Test. This payment is in addition to amounts that may be billed for an associates stress test.

    At the national level, we are continuing our efforts to obtain a unique national procedure code and payment level with the American Medical Association with a submission of a coding application in October 2000. We will seek support from the American College of Cardiology and North American Society of Pacing and Electrophysiology's Coding and Nomenclature Committees in the second half of

2000. The earliest possible decision date for approval of a unique code by the American Medical Association would be early 2001 with an effective date for the code in January 2002. We can give no assurance that these efforts will be successful.

    We continue to support providers with claims submissions and appeals through the development of billing guidelines and a reimbursement guarantee program that provides for the possible payment of $90.00 for each alternans test performed, up to a maximum of 50 per calendar quarter, in which a claim for reimbursement is submitted to a third party payer within prescribed guidelines and is ultimately denied coverage after appeal. Providers who accept the $90.00 payment from us may not accept duplicate payment from the third party payer under any circumstances. Once the third party payer has initiated coverage for the alternans test, the $90.00 reimbursement assistance is no longer available. This program is effective through June 30, 2001 or until a national code has been established for the alternans test, whichever comes first. We can give no assurance that any of these efforts will gain reimbursement for the alternans test or increase the number of alternans test performed.

PROPERTIES

    Our facilities consist of approximately 11,000 square feet of office, research and manufacturing space located at 1 Oak Park Drive, Bedford, Massachusetts. We have a lease for a total of 11,000 square feet which expires in November 2003. We believe that suitable additional space will be available to us when needed on commercially reasonable terms.

LEGAL PROCEEDINGS

    We are not party to any material legal proceedings.

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
                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth (i) the names, ages and positions of the current executive officers and directors of Cambridge Heart; (ii) the position(s) presently held by each person named; and (iii) the principal occupations held by each person named for at least the past five years.

NAME                                          AGE                           POSITION
----                                        --------   ---------------------------------------------------
Jeffrey M. Arnold.........................     51      President, Chief Executive Officer and Director

Robert B. Palardy.........................     51      Vice President, Finance and Administration and
                                                       Chief Financial Officer

Eric Dufford..............................     42      Vice President, Sales and Marketing and Secretary

James Shepphard...........................     41      Vice President, Operations

Kevin S. Librett..........................     35      Vice President, Research and Development

Maren D. Anderson.........................     47      Director

Richard J. Cohen, M.D., Ph.D..............     49      Director

Harris A. Berman, M.D.....................     62      Director

Jeffrey J. Langan.........................     55      Director

Daniel M. Mulvena.........................     52      Director

    JEFFREY M. ARNOLD. Mr. Arnold has served as President and Chief Executive Officer of Cambridge Heart since September 1993. Mr. Arnold was appointed Chairman of the Board of the Directors in August 1997. Mr. Arnold was formerly the president and Chief Executive Officer and a director of Molecular Simulations, Inc., a supplier of software for rational drug design. Formerly Vice President of Operations for Datascope Corporation's Instrumentation Products, Mr. Arnold held senior marketing, research and development positions for Becton Dickinson and Co. Mr. Arnold holds a B.S. in Electrical Engineering from MIT.

    ROBERT B. PALARDY. Mr. Palardy became Vice President, Finance and Administration and Chief Financial Officer of Cambridge Heart in November 1997. From 1990 to February 1997, Mr. Palardy was Vice President, Finance and Information Services of Smith & Nephew Endoscopy, a company involved in the development, manufacture and sale of medical devices for arthroscopy. From February 1997 through October 1997, Mr. Palardy was an independent financial consultant. Mr. Palardy is a Certified Public Accountant and holds a B.S. degree in Accounting from LaSalle University.

    ERIC DUFFORD. Mr. Dufford became Vice President, Sales and Marketing and Secretary of Cambridge Heart in August 1997. From January 1990 to May 1994,
Mr. Dufford was Director of International Sales for St. Jude Medical, Inc. From May 1994 to August 1997, Mr. Dufford was Division President of Quest
Medical Inc.'s Cardiovascular Systems Division. Mr. Dufford earned a B.A. in International Business/Marketing from the University of Colorado and an MBA from Emory University.

    JAMES SHEPPARD. Mr. Sheppard has served as Vice President, Operations of Cambridge Heart, Inc. since August, 1999. Mr. Sheppard has over 18 years of experience in medical device manufacturing. Prior to joining Cambridge Heart, Mr. Sheppard was Vice President of Operations for Nitinol Medical
Technology, Inc., a manufacturer of cardiovascular implants from 1996 to 1998. Mr. Sheppard also served as Director of Manufacturing for Summit Technology from 1995 to 1996 and also served in several senior management positions while employed at C.R. Bard, Inc. from 1982 to 1994 Mr. Sheppard holds a BS in Industrial Engineering from Virginia Tech.

    KEVIN S. LIBRETT. Mr. Librett was promoted to Vice President, Research and Development in March 2000. From August 1993 to March 2000, Mr. Librett has held several positions with Cambridge Heart in the Research and Development area including serving as our Director of Research and Development from August 1997 to March 2000. From May 1990 to August 1993, Mr. Librett was Founder and Principal Software Engineer of MedUsr Corporation, a developer of distributed database systems for use in the hospital environment. Mr. Librett holds a B.S. degree in Biophysics from the University of Connecticut and an M.S. degree in Electrical Engineering and Computer Science from MIT.

    MAREN D. ANDERSON. Ms. Anderson was a Founding Partner, Vice President and a Director of Covance Health Economics and Outcomes Services, Inc., from 1988 to March 1999. Covance is a consulting firm specializing in strategic reimbursement planning and market research for new medical technologies. She left the firm in 1999 to pursue other business interests. From 1981 to 1988 she was a Consultant with Lewin and Associates, Inc. specializing in market research and strategic planning for the development and launch of biotechnology, medical device and pharmaceutical products. Ms. Anderson has six years of government service experience, from 1974 to 1981, including three years at the Health Care Financing Administration. Ms. Anderson holds a BA from the University of Michigan and a Masters in Public Policy from the University of California.

    RICHARD J. COHEN, M.D., PH.D. Dr. Cohen, the scientific founder of Cambridge Heart, has been a consultant to Cambridge Heart since February 1993. Dr. Cohen has been, since 1979, Professor of Health Sciences and Technology at the Harvard-MIT Division of Health Sciences and Technology and is on the staff at the Brigham and Women's Hospital and Children's Hospital, both in Boston. From 1985 to 1995, Dr. Cohen was the Director of the Harvard-MIT Center for Biomedical Engineering, and he is currently the Director of the NASA Center for Quantitative Cardiovascular Physiology, Modeling and Data Analysis located at MIT. He serves on the editorial board of the JOURNAL OF CARDIOVASCULAR ELECTROPHYSIOLOGY and THE ANNALS OF NONINVASIVE ELECTROCARDIOLOGY.

    HARRIS A. BERMAN, M.D. Dr. Berman was elected to our board of directors on April 10, 1998. Dr. Berman has been Chief Executive Officer of Tufts Health Plan, a managed healthcare organization of over 1,000,000 members, since 1986. He is also the immediate past chairman of the Massachusetts Association of HMO's, co-chairman of Affiliated Health Information Networks of New England, a director of the American Association of Health Plans, and of the BankBoston Celebrity Series. Dr. Berman is a fellow of the American College of Physicians and a Clinical Professor of Medicine and of Community Health at Tufts University School of Medicine.

    JEFFREY J. LANGAN. Mr. Langan was elected to our board of directors on December 21, 1999 to fill the vacancy created by the resignation of Laurence Blumberg. Mr. Langan served as President and CEO of Idexx Laboratories, Inc. from 1997 to 1999 and as President and CEO of Thermedics Detection, Inc. from 1996 to 1997. Mr. Langan was also General Manager of the Healthcare Information Management Division and General Manager of the Clinical Systems Business Unit for Hewlett-Packard Medical Systems from 1985 to 1996. Mr. Langan currently works as an independent consultant. Mr. Langan holds a BS in Mechanical Engineering from Villanova University, an MS in Engineering Mechanics from Rensselaer Polytechnic Institute, and an MBA from the Harvard University Graduate School of Business Administration.

    DANIEL M. MULVENA. Mr. Mulvena was elected to our board of directors on December 21, 1999 to fill the vacancy created by the death of Rolf S. Stutz.
Mr. Mulvena is the founding partner of Commodore Associates, a consulting firm for medical device and services companies, of which he has served as a partner since 1995. He served as Group Vice-President, Cardiology, Boston Scientific Corporation from 1992 to 1995. From 1989 to 1991, Mr. Mulvena served as Chairman and CEO of Lithox Systems, Inc. Prior to joining Lithox Systems, Mr. Mulvena was President of C. R. Bard's Cardiosurgery Division. Mr. Mulvena holds a BA from Vanderbilt University. Mr. Mulvena is also a director of Echo-Cath, Inc., Magna-Lab, Inc., Zoll Medical Corp. and Thoratec Laboratories Corp.

    Executive officers of Cambridge Heart are elected by and serve at the discretion of our board of directors. There are no family relationships among any executive officers or directors.

                              CERTAIN TRANSACTIONS

    On September 14, 2000, we sold 2,390,000 shares of common stock to a group of investors introduced to Cambridge Heart by Sunrise Securities Corp., which acted as placement agent, for gross proceeds of $8,365,000. We also issued warrants for the purchase of 717,000 shares of common stock at an exercise price of $3.50 per share to the investors. As part of the compensation for its services as placement agent, we issued warrants for the purchase of 143,400 shares of common stock at an exercise price of $4.20 per share to Sunrise Securities Corp.

                         DESCRIPTION OF OUR SECURITIES

COMMON STOCK

    We are authorized to issue 25,000,000 shares of common stock, $.001 par value per share. As of September 15, 2000, there were 17,046,310 shares of common stock outstanding, held of record by approximately 124 stockholders. Our common stock is traded on the Nasdaq National Market under the symbol CAMH. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to a preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Cambridge Heart, the holders of common stock are entitled to receive ratably the net assets of Cambridge Heart available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

    Pursuant to the terms of a purchase agreement dated June 8, 1999 between Cambridge Heart and a group of investors led by The Tail Wind Fund Ltd., we sold an aggregate of 952,380 shares of our common stock to the Tail Wind investors at a price of $5.25 per share. In addition, we granted the Tail Wind investors the following rights:

    - If, prior to June 8, 2001, we sell any shares of our common stock in a capital raising transaction at a per share selling price less than the original per share purchase price paid by the Tail Wind investors, the original purchase price per share paid by the Tail Wind investors will be adjusted downward to equal the lower per share purchase price and, accordingly, the Tail Wind investors will be entitled to receive additional shares.

    - Prior to June 8, 2001, the Tail Wind investors have the right to participate in any non-public capital raising transaction by Cambridge Heart.

    Pursuant to the terms of the subscription agreements dated October 5, 1999, October 25, 1999 and January 11, 2000 between Cambridge Heart and each of the several investors introduced to us by Sunrise Securities Corp., we sold an aggregate of 2,116,347 shares of our common stock to the Sunrise investors at a price of $3.50 per share. In addition, we agreed that if, prior to earlier of one year from the date of this prospectus and the date on which we complete a sale or sales of our common stock resulting in net proceeds in excess of $4 million, we sell any shares of our common stock in a capital raising transaction at a per share selling price less than $3.50, then each Sunrise investor will be entitled to receive additional shares of our common stock equal to the difference between (A) the quotient obtained by dividing (i) $3.50 by
(ii) the lower selling price per share and (B) the number of shares sold to each Sunrise investor.

WARRANTS

    THE TAIL WIND WARRANTS. As part of the purchase agreement between Cambridge Heart and the Tail Wind investors, we issued warrants that expire on June 9, 2003 to purchase 95,238 shares of our common stock at an exercise price per share of $7.22. In October 1999, in connection with an additional private placement of our common stock, the per share exercise price of these warrants was adjusted downward to $3.71 in accordance with the adjustment provisions contained in these warrants and described below. As of September 15, 2000, warrants for the purchase of 17,850 shares of common stock issued to the Tail Wind investors have been exercised.

    The per share exercise price of the warrants issued to the Tail Wind investors is subject to adjustment in certain events including but not limited to the following:

    - if we declare a dividend or make any distribution to shareholders payable in common stock, subdivide or combine our common stock or reclassify of our common stock;

    - merger, consolidation or reorganization of Cambridge Heart or the sale of substantially all of our assets; or

    - until June 8, 2001, if we sell any shares of our common stock at a price per share less than the price paid by the Tail Wind investors, the per share exercise price of the warrants issued to the Tail Wind investors will be reduced to 110% of that lower price.

    THE SUNRISE WARRANTS.  As part of the subscription agreements dated
October 5, 1999, October 25, 1999 and January 11, 2000 between Cambridge Heart and each of several investors introduced to us by Sunrise Securities Corp., and the sale agency agreement dated August 16, 1999 between Cambridge Heart and Sunrise Securities Corp., we issued warrants that expire on October 5, 2004, October 25, 2004 and January 11, 2005 for the purchase of 290,412, 12,857 and 120,000 shares of our common stock, respectively, at a per share exercise price of $3.50. As part of the fee paid to Sunrise Securities Corp., we issued warrants that expire on October 5, 2004, October 25, 2004 and January 11, 2005 for the purchase of an aggregate of 151,305 shares of our common stock at a per share price of $4.20. As of September 15, 2000, none of the warrants issued to the Sunrise investors has been exercised.

    As part of the subscription agreements dated September 9, 2000 between Cambridge Heart and each of several additional investors introduced to us by Sunrise Securities Corp., and the sales agency agreement dated September 6, 2000 between Cambridge Heart and Sunrise Securities Corp., we issued warrants that expire on September 14, 2005 for the purchase of 717,000 shares of our common stock at a per share exercise price of $3.50. As part of the fee paid to Sunrise Securities Corp., we issued warrants that expire on September 14, 2005 for the purchase of 143,400 shares of our common stock at a per share exercise price of $4.20. As of September 15, 2000, none of the warrants issued to the additional Sunrise investors has been exercised.

    The per share exercise price of the warrants issued to the Sunrise investors is subject to adjustment in certain events including but not limited to the following:

    - if we declare a dividend or make any distribution to our shareholders payable in stock or other securities convertible into stock, subdivide or combine our common stock or reclassify of our common stock; or

    - merger, consolidation or reorganization of Cambridge Heart or the sale of substantially all of our assets.

PREFERRED STOCK

    Our certificate of incorporation authorizes us to issue up to 2,000,000 shares of preferred stock, of which there are currently no shares outstanding. Under the terms of our certificate of incorporation, the board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue such shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors.

    The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third part to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Cambridge Heart. We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

    As part of our issuances of common stock and warrants to the Tail Wind investors on June 8, 1999 we agreed to register the 952,380 shares of common stock purchased by the Tail Wind investors and the 95,238 shares of common stock issuable upon exercise of the warrants issued to the Tail Wind investors. We registered these shares with the Securities and Exchange Commission in July 1999. As part of our agreement with the Tail Wind investors, we also agreed to register any additional shares issued to them pursuant to the anti-dilution provisions of the Purchase Agreement dated June 8, 1999.

    As part of our issuances of common stock and warrants to the Sunrise investors on October 5, 1999, October 25, 1999 and January 11, 2000 we agreed to register the 2,116,347 shares of common stock purchased by the Sunrise investors and the 571,413 shares of common stock issuable upon exercise of the warrants issued to the Sunrise investors and to Sunrise Securities Corp. In
December 1999 we registered (i) the 1,516,347 shares of common stock purchased by the Sunrise investors in October 1999, (ii) the 409,413 shares of common stock issuable to the Sunrise investors and Sunrise Securities Corp. upon the exercise of the warrants issued in October 1999 and (iii) the 529,849 shares issued to the Tail Wind investors on October 5, 1999 and October 25, 1999 pursuant to the anti-dilution provisions of the purchase agreement dated
June 8, 1999. With this registration statement and prospectus, we are reregistering 17,850 shares issued in the October 1999 private placement. In February 2000, we registered (i) the 600,000 shares of our common stock purchased by a Sunrise investor in January 2000 and (ii) the 165,161 shares of our common stock issuable to the Sunrise investor and Sunrise Securities Corp. upon the exercise of warrants issued in January 2000.

    As part of our issuances of common stock and warrants to the additional Sunrise investors on September 14, 2000, we agreed to register the 2,390,000 shares of common stock purchased by the additional Sunrise investors and the 860,400 shares of common stock issuable upon the exercise of warrants issued to the additional Sunrise investors and to Sunrise Securities Corp. With this registration statement and prospectus, we are fulfilling our obligations to register these shares.

             DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

    We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is
(i) a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock or (ii) is an affiliate or associate of Cambridge Heart and was the owner, together with affiliates and associates of 15% or more of our outstanding voting stock at any time within the 3-year period prior to the date for determining whether such person is "interested".

    Our certificate of incorporation provides for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management--Executive Officers and Directors". In addition, our certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of two-third of the shares of capitals stock of the corporation entitled to vote. Under our certificate of incorporation, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Cambridge Heart.

    Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation further provides that special meetings of our stockholders may only be called by the President of Cambridge Heart or by our board of directors. Under our by-laws, in order for any matter to be considered properly brought before a meeting, a stockholder must comply with certain requirements regarding advance notice to Cambridge Heart. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

    The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of the holders of at least 75% of our shares of capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

    Our certificate of incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

                          TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                            VALIDITY OF COMMON STOCK

    The validity of the common stock offered hereby will be passed upon for Cambridge Heart by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

    The financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

    This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

    The following documents filed by Cambridge Heart with the SEC are incorporated herein by reference:

    - Our Annual Report on Form 10-K for the year ended December 31, 1999, as filed with the SEC on March 30, 2000, as amended by Form 10-K/A filed with the SEC on April 5, 2000.

    - Our definitive proxy statement for the 2000 Annual Meeting of Stockholders, as filed with the SEC on April 20, 2000.

    - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, as filed with the SEC on May 15, 2000.

    - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, as filed with the SEC on August 11, 2000.

    You may request a copy of these documents, at no cost, by telephone or email or by writing to:

                             Cambridge Heart, Inc.
                                1 Oak Park Drive
                          Bedford, Massachusetts 01730
                          Attention: Robert B. Palardy
                                 (781) 271-1200
                            bobp@cambridgeheart.com

                              PLAN OF DISTRIBUTION

    The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

    - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

    - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

    - block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

    - an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

    - in privately negotiated transactions; and

    - in options transactions.

    In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

    To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

    In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

    In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

    In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

    At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

    We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

    We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement or (ii) the selling stockholders become eligible to resell the shares covered by this prospectus pursuant to Rule 144(k) under the Securities Act.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................     F-2

Balance Sheet at December 31, 1998 and 1999.................     F-3

Statement of Operations for the three years ended
  December 31, 1999.........................................     F-4

Statement of Changes in Stockholders' Equity for the three
  years ended December 31, 1999.............................     F-5

Statement of Cash Flows for the three years ended
  December 31, 1999.........................................     F-6

Notes to Financial Statements...............................     F-7

Balance Sheet at December 31, 1999 and June 30, 2000
  (unaudited)...............................................    F-19

Statement of Operations for the three and six month periods
  ended June 30, 1999 and 2000 (unaudited)..................    F-20

Statements of Cash Flows for the six month periods ended
  June 30, 1999 and 2000 (unaudited)........................    F-21

Notes to Condensed Financial Statements.....................    F-22

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Cambridge Heart, Inc.

    In our opinion, the accompanying balance sheets and the related statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Cambridge Heart, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PricewaterhouseCoopers LLP

Boston, Massachusetts
February 14, 2000

                             CAMBRIDGE HEART, INC.

                                 BALANCE SHEET

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1999
                                                              ------------   ------------
                                         ASSETS
Current assets:
Cash and cash equivalents...................................  $  2,426,032   $  2,657,392
  Marketable securities.....................................     4,064,321      6,518,924
  Accounts receivable, net of allowance for doubtful
    accounts of $32,000 and $7,725 at December 31, 1998 and
    1999 respectively.......................................       555,991        577,156
  Inventory.................................................       426,489        460,913
  Prepaid expenses and other current assets.................       190,667        140,197
                                                              ------------   ------------
    Total current assets....................................     7,663,500     10,354,582
Fixed assets, net...........................................       647,629        645,931
Other assets................................................       403,000        453,097
                                                              ------------   ------------
                                                              $  8,714,733   $ 11,453,610
                                                              ============   ============

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $    415,842   $    679,660
  Accrued expenses..........................................       485,949        517,936
  Short term debt...........................................                      206,727
                                                              ------------   ------------
    Total current liabilities...............................       901,791      1,404,323
Commitments and contingencies (Note 11)
Stockholders' equity:
  Preferred Stock, $0.001 par value; 2,000,000 shares
    authorized; 0 shares issued and outstanding at
    December 31, 1998 and 1999..............................            --             --
  Common Stock, $0.001 par value; 25,000,000 shares
    authorized; 10,906,174 and 13,921,357 shares issued and
    outstanding at December 31, 1998 and 1999,
    respectively............................................        10,906         13,921
  Additional paid-in capital................................    29,603,435     39,120,605
  Accumulated deficit.......................................   (21,700,389)   (29,035,803)
                                                              ------------   ------------
                                                                 7,913,952     10,098,723
Less: deferred compensation.................................      (101,010)       (49,436)
                                                              ------------   ------------
                                                                 7,812,942     10,049,287
                                                              ------------   ------------
                                                              $  8,714,733   $ 11,453,610
                                                              ============   ============

   The accompanying notes are an integral part of these financial statements.

                             CAMBRIDGE HEART, INC.

                            STATEMENT OF OPERATIONS

                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           1997          1998          1999
                                                        -----------   -----------   -----------
Revenue...............................................  $ 1,448,319   $ 2,096,853   $ 2,135,981
Cost of goods sold....................................    1,386,627     1,848,155     2,006,567
                                                        -----------   -----------   -----------
Gross Profit..........................................       61,692       248,698       129,424
Costs and expenses:
  Research and development............................    3,586,965     3,594,941     2,850,423
  Selling general and administrative..................    3,391,664     3,753,296     4,945,499
                                                        -----------   -----------   -----------
    Loss from operations..............................   (6,916,937)   (7,099,539)   (7,666,498)
Interest income.......................................      869,318       562,454       331,084
                                                        -----------   -----------   -----------
Net loss..............................................  $(6,047,619)  $(6,537,085)  $(7,335,414)
                                                        ===========   ===========   ===========
Net loss per share--basic and diluted.................  $    (.0.58)  $     (0.61)  $     (0.61)
                                                        ===========   ===========   ===========
Weighted average shares outstanding--basic and
  diluted.............................................   10,451,560    10,746,844    11,933,261
                                                        ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                                CAMBRIDGE HEART

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                  COMMON STOCK
                                              ---------------------   ADDITIONAL                                       TOTAL
                                              NUMBER OF      PAR        PAID-IN     ACCUMULATED      DEFERRED      STOCKHOLDERS'
                                                SHARES      VALUE       CAPITAL       DEFICIT      COMPENSATION       EQUITY
                                              ----------   --------   -----------   ------------   -------------   -------------
Balance at December 31, 1996................  10,214,783   $10,215    $29,216,646   $(9,115,685)     $(381,438)     $19,729,738
Issuance of common stock through exercise of
  stock options, warrants and employee stock
  purchase plan.............................    391,258        391        280,914                                       281,305
Compensation related to cashless exercise of
  certain common stock options..............                               91,875                                        91,875
Compensation related to non-employee stock
  options granted...........................                              100,000                                       100,000
Amortization of deferred compensation.......                                                            66,001           66,001
Reversal of deferred compensation related to
  common stock options forfeited............                             (283,750)                     283,750               --
Net loss....................................                                         (6,047,619)                     (6,047,619)
                                              ----------   -------    -----------   ------------     ---------      -----------
Balance at December 31, 1997................  10,606,041    10,606     29,405,685   (15,163,304)       (31,687)      14,221,300
Issuance of common stock through exercise of
  stock options, warrants and employee stock
  purchase plan.............................    300,133        300        101,479                                       101,779
Compensation related to non-employee stock
  options granted...........................                               15,719                                        15,719
Deferred compensation related to common
  stock options granted in connection with
  repricing of common stock options.........                              105,344                     (105,344)
Amortization of deferred compensation.......                              (24,792)                      36,021           11,229
Net loss....................................                                         (6,537,085)                     (6,537,085)
                                              ----------   -------    -----------   ------------     ---------      -----------
Balance at December 31, 1998................  10,906,174   $10,906    $29,603,435   $(21,700,389)    $(101,010)     $ 7,812,942
Issuance of common stock through exercise of
  stock options, and employee stock purchase
  plan......................................     16,707         17         56,770                                        56,787
Compensation related to non-employee stock
  options granted...........................                               20,428                                        20,428
Amortization of deferred compensation.......                              (29,800)                      51,574           21,774
Sale of common stock through a private
  placement net of fees.....................  2,998,476      2,998      9,469,772                                     9,472,770
Net loss....................................                                         (7,335,414)                     (7,335,414)
                                              ----------   -------    -----------   ------------     ---------      -----------
Balance at December 31, 1999................  13,921,357   $13,921    $39,120,605   $(29,035,803)    $ (49,436)     $10,049,287
                                              ==========   =======    ===========   ============     =========      ===========

   The accompanying notes are an integral part of these financial statements.

                             CAMBRIDGE HEART, INC.

                            STATEMENT OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                            1997          1998          1999
                                                        ------------   -----------   -----------
Cash flows from operating activities:
  Net loss............................................  $ (6,047,619)  $(6,537,085)  $(7,335,414)
  Adjustments to reconcile net loss to net cash used
    for operating activities:
    Depreciation and amortization.....................       226,074       297,575       573,518
    Loss on disposal of fixed assets..................        20,241            --         9,518
    Compensation expense on stock options.............       257,876        26,220        42,202
    Changes in operating assets and liabilities:
      Accounts receivable.............................       (88,934)      (46,073)      (21,165)
      Inventory.......................................      (164,436)      (10,265)      (34,424)
      Prepaid expenses and other current assets.......        83,296       110,460        50,470
      Other assets....................................        40,964        97,360         2,037
      Accounts payable and accrued expenses...........        27,416       374,654       295,804
                                                        ------------   -----------   -----------
        Net cash used for operating activities........    (5,645,122)   (5,687,154)   (6,417,454)
                                                        ------------   -----------   -----------
Cash flows from investing activities:
  Purchases of fixed assets...........................      (357,698)     (369,817)     (376,659)
  Capitalization of software development costs........      (110,727)     (310,796)     (256,208)
  Purchases of marketable securities..................    (7,090,605)           --    (2,454,603)
  Liquidation of marketable securities................            --     3,026,284            --
                                                        ------------   -----------   -----------
        Net cash (used in)/provided by investing
          activities..................................    (7,559,030)    2,345,671    (3,087,470)
                                                        ------------   -----------   -----------
Cash flows from financing activities:
  Proceeds from issuance of common stock, net of
    issuance costs....................................       281,305       101,779     9,529,557
  Proceeds from utilization of bank credit line.......            --            --       206,727
                                                        ------------   -----------   -----------
        Net cash provided by financing activities.....       281,305       101,779     9,736,284
                                                        ------------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents.........................................   (12,922,847)   (3,239,704)      231,360
Cash and cash equivalents, beginning of year..........    18,588,583     5,665,736     2,426,032
                                                        ------------   -----------   -----------
Cash and cash equivalents, end of year................  $  5,665,736   $ 2,426,032   $ 2,657,392
                                                        ============   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                             CAMBRIDGE HEART, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  THE COMPANY

    Cambridge Heart, Inc. (the "Company") was incorporated in Delaware on January 16, 1990 and is engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. The Company sells its products primarily to hospitals, research institutions and cardiovascular specialists.

    The Company anticipates that its existing capital resources, including the amounts raised in the January 2000 financing offering (see note 6), will be adequate to satisfy its capital requirements through December 2000. Thereafter, the Company may require additional funds to support its operating requirements or for other purposes and may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that additional financing will be available at all or that, if available, such financing would be obtainable on acceptable terms to the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Significant accounting policies followed by the Company are as follows:

CASH EQUIVALENTS AND MARKETABLE SECURITIES

    The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company invests its excess cash primarily in money market accounts, securities of state government agencies and short-term commercial paper of companies with strong credit ratings and in diversified industries. The securities of state government agencies are redeemable at their face value, and bear interest at variable rates which are adjusted on a frequent basis. Accordingly, these investments are subject to minimal credit and market risk. The money market accounts and short-term commercial paper, totaling $4,064,300 and $6,518,924 at December 31, 1998 and 1999, respectively, are classified as held to maturity, and mature within one year. The securities of state government agencies, totaling $2,447,700 and $2,150,000 at December 31, 1998 and 1999, respectively, are classified as available for sale. All of these investments have been recorded at amortized cost, which approximates fair market value. No realized or unrealized gains or losses have been recognized.

FINANCIAL INSTRUMENTS

    The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued expenses approximate their fair values at December 31, 1998 and 1999.

INVENTORIES

    Inventories, consisting primarily of purchased components, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

FIXED ASSETS

    Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method based on estimated useful lives. Repair and maintenance costs are expensed as incurred.

                             CAMBRIDGE HEART, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
SEGMENT

    The Company is engaged principally in one industry segment that represents all of the revenues. See Note 11 with respect to significant customers and with respect to sales in other geographic areas.

REVENUE RECOGNITION

    Revenue is recognized upon shipment of goods, provided that all obligations of the Company have been fulfilled and collection of the related receivable is probable.

RESEARCH AND DEVELOPMENT AND CAPITALIZED SOFTWARE DEVELOPMENT COSTS

    Research, engineering and product development costs, except for certain software development costs, are expensed as incurred. Capitalization of software development costs begins upon the establishment of technological feasibility of both the software and related hardware as defined by Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed," and ceases upon the general release of the products to the public. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies.

    The Company amortizes software development costs on a straight-line basis over the estimated economic life of the product.

    Costs capitalized at December 31, 1999, which are included in other assets in the accompanying balance sheet, totaled $395,000 ($343,000 at December 31, 1998), net of $283,000 of accumulated amortization ($78,500 at December 31,
1998).

LICENSING FEES AND PATENT COSTS

    The Company has entered into licensing agreements which give the Company the exclusive rights to certain patents and technologies and the right to market and distribute any products developed, subject to certain covenants. Payments made under these licensing agreements and costs associated with patent applications have generally been expensed as incurred, because recovery of these costs is uncertain. However, certain costs associated with patent applications for products and processes which have received regulatory approval and are available for commercial sale have been capitalized and are being amortized over their estimated economic life of 5 years. Amounts capitalized at December 31, 1999 totaled $110,000 ($100,000 at December 31, 1998), net of $58,000 of accumulated amortization ($39,000 at December 31, 1998), which are included in other assets in the accompanying balance sheet.

STOCK-BASED COMPENSATION

    The Company accounts for employee awards under its stock plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), for disclosure purposes only (Note 6).

                             CAMBRIDGE HEART, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingencies at December 31, 1998 and 1999, and the reported amounts of revenues and expenses during the three years in the period ended December 31, 1999. Actual results could differ from these estimates.

NET LOSS PER SHARE

    Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share," requires dual presentation of basic and diluted earnings per share on the face of the statement of operations for all entities with complex capital structures. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share includes dilutive potential common stock (such as options, warrants and convertible preferred stock).

    As a result of the Company's net loss both basic and diluted earnings per share are computed by dividing the net loss available to common shareholders by the weighted average number of shares of common stock outstanding.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. We are required to adopt SFAS No.133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Dates of FASB Statement 133," on a prospective basis for interim periods and fiscal years beginning January 1, 2001. Had we implemented SFAS No. 133 in the current period, financial position and results of operations would not have been affected.

    SEC Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges," issued in November 1999, expresses views of the Staff regarding the accounting for and disclosure of certain expenses commonly reported in connection with exit activities and business combinations. This includes accrual of exit and employee termination costs pursuant to Emerging Issues Task Force
(EITF) Issues No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring), and No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, and the recognition of impairment charges pursuant to Accounting Principles Board (APB) Opinion No. 17, Intangible Assets and Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

    In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to selected revenue recognition issues.

                             CAMBRIDGE HEART, INC.

3.  FIXED ASSETS

    Fixed assets consist of the following:

                                             ESTIMATED          DECEMBER 31,
                                            USEFUL LIVES   -----------------------
                                              (YEARS)         1998         1999
                                            ------------   ----------   ----------
Computer equipment........................      3-5        $  333,177   $  549,731
Manufacturing equipment...................        5           158,544      157,888
Office furniture..........................        7            81,444       85,552
Sales display and clinical equipment......        3           588,126      728,914
Leasehold Improvements....................        2            17,275       17,275
                                                           ----------   ----------
                                                            1,178,566    1,539,360
Less--accumulated depreciation............                    530,937      893,429
                                                           ----------   ----------
                                                           $  647,629   $  645,931
                                                           ==========   ==========

4.  ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1999
                                                          --------   --------
Accrued bonus...........................................  $149,900   $148,684
Accrued clinical trial costs............................     5,950     72,850
Accrued employee severance..............................        --     67,555
Accrued professional fees...............................    99,425     64,000
Accrued vacation........................................    53,931     29,921
Accrued other...........................................   176,743    134.924
                                                          --------   --------
                                                          $485,949   $517,934
                                                          ========   ========

5.  LINE OF CREDIT

    The Company has a line of credit facility in place which provides a borrowing base of 80% of eligible accounts receivable as defined, up to a maximum borrowing of $500,000, payable on demand. Interest is payable monthly in arrears at the bank's prime rate plus .5% (9% at December 31, 1999). The line of credit is collateralized by all of the eligible accounts receivable as defined. This line of credit is scheduled to expire on March 31, 2000. The Company is negotiating an extension.

6.  STOCKHOLDERS' EQUITY

PREFERRED STOCK

    The Company's Board of Directors has authorized 2,000,000 shares of the Company's $0.001 par value preferred stock. The preferred stock may be issued at the discretion of the Board of Directors of the Company (without stockholder approval) with such designations, rights and preferences as the Board of Directors may determine from time to time. This preferred stock may have dividend,

                             CAMBRIDGE HEART, INC.

6.  STOCKHOLDERS' EQUITY (CONTINUED)
liquidation, redemption, conversion, voting or other rights which may be more expansive than the rights of the holders of the common stock.

COMMON STOCK

    In private placement transactions completed in June 1999 and October 1999, the Company raised gross proceeds totaling $10.4 million ($9.5 million net of issuance costs) from the sale of 2,468,759 shares of Common Stock. Both transactions include provisions stipulating that if the Company sells Common Stock in a capital raising transaction at a lower price per share over the next 24 months and 12 months respectively, the investors have the right to receive additional shares to adjust the price of their transaction. As a result of the October 1999 transaction, the Company issued 529,817 of additional shares of Common Stock to investors that participated in the June 1999 sale of Common Stock. These shares are in addition to the total number of shares above. In January 2000, the Company completed an additional private placement transaction in which it raised an additional $2.1 million from the sale of 600,000 shares of Common Stock. This transaction contained all of the same terms included in the October 1999 transaction.

WARRANTS

    During 1999, warrants to purchase a total of 504,652 shares of common stock were issued in connection with the sale of 2,998,576 of common stock. Investors received warrants to purchase 95,238 shares of common stock at $3.71 per share, and warrants to purchase 303,269 shares of common stock at $3.50 per share. In addition, the Company's selling agent received warrants to purchase 106,144 shares of common stock at $4.20 per share.

    The value of the above warrants was estimated by management and determined not to be material to the Company's results of operations and financial position.

    Warrants outstanding at December 31, 1999 are as follows:

                                                      EXERCISE
                                          NUMBER OF   PRICE PER
                                           SHARES       SHARE     EXPIRATION DATE
                                          ---------   ---------   ----------------
Common stock............................    95,238     $3.373     June 9, 2003
Common stock............................   290,412     $3.500     October 5, 2004
Common stock............................    12,857     $3.500     October 25, 2004
Common stock............................   101,644     $4.200     October 5, 2004
Common stock............................     4,500     $4.200     October 25, 2004

7.  STOCK PLANS

1993 INCENTIVE AND NON-QUALIFIED STOCK OPTION PLAN

    During 1993, the Company adopted the 1993 Incentive and Non-Qualified Stock Option Plan (the "1993 Plan"). The 1993 Plan provides for the granting of incentive and non-qualified stock options to management, other key employees, consultants and directors of the Company. The total number of shares of common stock that may be issued pursuant to the exercise of options granted under the 1993 Plan is 1,688,663. Incentive stock options may not be granted at less than fair market value of the

                             CAMBRIDGE HEART, INC.

7.  STOCK PLANS (CONTINUED)
Company's common stock at the date of grant and for a term not to exceed ten years. For holders of more than 10% of the Company's total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company's common stock at the date of grant and for a term not to exceed five years. The exercise price under each non-qualified stock option shall be specified by the stock option committee, but shall in no case be less than the par value of the common stock subject to the non-qualified stock option.

1996 EQUITY INCENTIVE PLAN

    During 1996, the Board of Directors authorized the 1996 Equity Incentive Plan (the "Incentive Plan"), providing for the issuance of up to 1,000,000 shares of the Company's common stock to eligible employees, officers, directors, consultants and advisors of the Company. Under the Incentive Plan, the Board of Directors may award incentive and non-qualified stock options, stock appreciation rights, performance shares and restricted and unrestricted stock with terms to be defined therein except that the exercise and transfer of stock appreciation rights granted in tandem with stock options is limited by the terms of the related options.

    In December 1999, at a Special Shareholders' Meeting, the Stockholders voted to increase the number of shares authorized under the plan to 1,300,000 shares.

1996 DIRECTOR OPTION PLAN

    During 1996, the Board of Directors authorized the issuance of up to 100,000 shares of the Company's common stock pursuant to its 1996 Director Option Plan (the "Director Plan"). Under the Director Plan, outside directors of the Company who are not otherwise affiliated with the Company are entitled to receive options to purchase 10,000 shares of common stock upon their initial election to the Board of Directors. All option grants made under the Director Plan have exercise prices equal to the fair market value of the Company's common stock on the date of grant, and will vest in three annual installments on the anniversary date of the grant. Director options will become immediately exercisable upon the occurrence of a change in control (as defined in the Director Plan).

                             CAMBRIDGE HEART, INC.

7.  STOCK PLANS (CONTINUED)
    All options granted during 1997, 1998 and 1999 have exercise prices equal to the fair market value of the common stock at the date of grant. Transactions under the Company's stock option plans during the years ended December 31, 1997, 1998 and 1999 are summarized as follows:

                                        DECEMBER 31, 1997      DECEMBER 31, 1998      DECEMBER 31, 1999
                                       --------------------   --------------------   --------------------
                                                   WEIGHTED               WEIGHTED               WEIGHTED
                                                   AVERAGE                AVERAGE                AVERAGE
                                       NUMBER OF   EXERCISE   NUMBER OF   EXERCISE   NUMBER OF   EXERCISE
                                        OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS     PRICE
                                       ---------   --------   ---------   --------   ---------   --------
Outstanding at beginning of year.....  1,354,249    $1.54     1,372,750    $3.57     1,341,500    $3.55
Granted..............................    514,700     7.85       653,000     5.92       616,700     3.47
Exercised............................   (218,549)    0.42      (147,750)    0.23        (1,750)    1.20
Canceled.............................   (277,650)    3.83      (536,500)    7.80      (252,250)    6.22
                                       ---------    -----     ---------    -----     ---------    -----
Outstanding at end of year...........  1,372,750    $3.57     1,341,500    $3.55     1,705,450    $3.53
                                       =========    =====     =========    =====     =========    =====
Exercisable at end of year...........    539,034    $0.49       560,467    $0.74       785,128    $2.07
                                       =========    =====     =========    =====     =========    =====
Weighted average fair value of
  options granted during the year....               $5.29                  $1.71                  $0.96
                                                    =====                  =====                  =====

    In October 1998, the Company repriced unexercised options to purchase a total of 396,250 shares of Common stock previously granted to employees and options to purchase a total of 40,000 shares of Common stock previously granted to members of the Company's Scientific Advisory Board ("SAB"). All vesting in the surrendered options was forfeited. The new employee options vest at a rate of 25% per year and the SAB options vest at a rate of 33% per year. The Company recorded $6,584 and $21,775 of deferred compensation in 1998 and 1999 respectively relating to this repricing.

    During 1999, the Board of Directors granted non qualified options to purchase a total of 85,000 shares of Common stock to advisors to the Company not covered by an existing plan (50,000 shares and 35,000 shares). These options have exercise prices equal to the fair market value of the common stock at the date of grant. They are not included in the chart above.

    The following table summarizes information about stock options outstanding under the Company's stock option plans at December 31, 1999:

                                                 WEIGHTED AVERAGE   WEIGHTED                 WEIGHED AVERAGE
                                                    REMAINING       AVERAGE     NUMBER OF    EXERCISE PRICE
                                     NUMBER      CONTRACTUAL LIFE   EXERCISE     OPTIONS       OF OPTIONS
RANGE OF EXERCISE PRICES           OUTSTANDING       IN YEARS        PRICE     EXERCISABLE     EXERCISABLE
------------------------           -----------   ----------------   --------   -----------   ---------------
$.002 - $.019....................      32,070          4.33          $0.02        32,070          $0.02
$ .20 - $ .50....................     503,267          6.29           0.32       462,968           0.30
$1.00 - $2.00....................      97,663          8.15           1.93        96,563           1.94
$2.56 - $3.13....................     488,700          9.84           2.75                           --
$4.00 - $5.00....................     364,000          8.83           4.97        91,000           4.97
$7.00 - $9.38....................     219,750          8.21           8.19       102,528           8.26
                                    ---------                                    -------
                                    1,705,450          8.17          $3.11       785,128          $2.07
                                    =========                                    =======

                             CAMBRIDGE HEART, INC.

7.  STOCK PLANS (CONTINUED)

    At December 31, 1999, 1,705,450 shares of common stock are reserved for issuance upon exercise of the options issued under the Company's stock option plans and there are 327,550 options available for future grant. Outstanding options generally vest on a pro rata basis over a period of two to five years.

    The Company has recorded compensation expense related to options granted to non-employee consultants for services rendered totalling $100,000 in 1997, $6,584 in 1998 and $20,428 in 1999. In addition, the Company recorded compensation expense of $91,875 related to the cashless exercise of 15,000 options by an employee in 1997.

1996 EMPLOYEE STOCK PURCHASE PLAN

    During 1996, the Board of Directors authorized the 1996 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan provides for the issuance of up to 100,000 shares of the Company's common stock to eligible employees. Under the Purchase Plan, the Company is authorized to make one or more offerings during which employees may purchase shares of common stock through payroll deductions made over the term of the offering. The term of individual offerings, which are set by the Board of Directors, may be for periods of twelve months or less and may be different for each offering. The per-share purchase price at the end of each offering is equal to 85% of the fair market value of the common stock at the beginning or end of the offering period (as defined by the Purchase
Plan), whichever is lower. The Company issued 8,560, 11,929 and 14,857 shares of common stock at an average price of $8.02, $5.72 and $3.68 during 1997, 1998 and 1999 respectively. At December 31, 1999, the Company had 64,654 shares of common stock reserved for issuance under the Purchase Plan.

FAIR VALUE DISCLOSURES

    As discussed in Note 2, the Company has elected to adopt SFAS 123 through disclosure only. Had compensation cost for the Company's option plans and employee stock purchase plan been determined based on the fair value of the options at the grant dates, as prescribed in SFAS 123, for options granted in 1997, 1998 and 1999 the Company's net loss and net loss per share would have been as follows:

                                                 YEAR ENDED DECEMBER 31,
                                           ------------------------------------
                                              1997         1998         1999
                                           ----------   ----------   ----------
Net loss:
  As reported............................  $6,047,619   $6,537,085   $7,335,414
  Pro forma..............................  $6,511,042   $6,900,661   $7,537,124
Net loss per share:
  As reported--basic and diluted.........  $     0.58   $     0.61   $     0.61
  Pro forma--basic and diluted...........  $     0.62   $     0.65   $     0.63

    The fair value of each option grant under SFAS 123 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1997, 1998 and 1999, respectively: (i) dividend yield of 0% for all periods; (ii) expected volatility of 0%, 0% - 50%; and 60%;
(iii) risk free interest rates of 5.8% - 6.8%, 6.1% - 6.9% and 4.58%; and
(iv) expected option terms of 4 to 7 years for 1997, 5 years for 1998 and xxxxxx for 1999. SFAS 123 requires that volatility be considered in the calculation of the fair value of an option grant only for grants made when an entity has publicly traded securities or has filed a registration statement to do so. Accordingly, a

                             CAMBRIDGE HEART, INC.

7.  STOCK PLANS (CONTINUED)
volatility of 0% was utilized for options granted by the Company prior to the initial filing of its Registration Statement on Form S-1.

    The above pro forma disclosures reflect options granted during 1996, 1997 and 1998 only. Because additional option grants are expected to be made each year and options vest over several years, the above pro forma disclosures are not necessarily representative of the pro forma effects of reported net income
(loss) for future years.

7.  INCOME TAXES

    The income tax benefit consists of the following:

                                                 YEAR ENDED DECEMBER 31,
                                         ---------------------------------------
                                            1997          1998          1999
                                         -----------   -----------   -----------
Income tax benefit:
  Federal..............................  $ 2,146,000   $ 2,344,000   $ 2,272,772
  State................................      402,000       513,000       796,063
                                         -----------   -----------   -----------
                                           2,548,000     2,857,000     3,523,835
Deferred tax asset valuation
  allowance............................   (2,548,000)   (2,857,000)   (3,523,835)
                                         -----------   -----------   -----------
                                         $        --   $        --   $        --
                                         ===========   ===========   ===========

    Deferred tax assets (liabilities) are comprised of the following:

                                                      DECEMBER 31,
                                        ----------------------------------------
                                           1997          1998           1999
                                        -----------   -----------   ------------
Net operating loss carryforwards......  $ 6,435,000   $ 9,164,000   $ 12,307,604
Research and development tax credit
  carryforwards.......................      598,000       856,000      1,451,927
Deferred start up and organization
  expenses............................        9,000            --             --
Other.................................       11,000        43,000         58,292
                                        -----------   -----------   ------------
  Gross deferred tax assets...........    7,053,000    10,063,000     13,817,823
Capitalized software..................           --      (137,000)      (138,142)
Fixed assets..........................      (29,000)      (48,000)       (46,261)
Patent costs..........................      (23,000)      (16,000)       (24,453)
                                        -----------   -----------   ------------
  Net deferred tax assets.............    7,001,000     9,862,000     13,608,967
  Deferred tax asset valuation
    allowance.........................   (7,001,000)   (9,862,000)   (13,608,967)
                                        -----------   -----------   ------------
                                        $        --   $        --   $         --
                                        ===========   ===========   ============

    The Company has generated taxable losses from operations since inception and, accordingly, has no taxable income available to offset the carryback of net operating losses. In addition, although management's operating plans anticipate taxable income in future periods, such plans provide for taxable losses over the near term and make significant assumptions which cannot be reasonably assured

                             CAMBRIDGE HEART, INC.

7.  INCOME TAXES (CONTINUED)
including approval of the Company's products and labeling claims by the U.S. Food and Drug Administration and market acceptance of the Company's products by customers. Based upon the weight of all available evidence, the Company has provided a full valuation allowance for its deferred tax assets since, in the opinion of management, realization of these future benefits is not sufficiently assured (defined as a likelihood of slightly more than 50 percent).

    Approximately $1,080,000 of the deferred tax asset attributable to net operating loss carryforwards was generated by the exercise of certain non-qualified stock options. Any future utilization of this amount will be credited directly to additional paid-in-capital, and not the income tax provision.

    Income taxes computed using the federal statutory income tax rate differs from the Company's effective tax rate primarily due to the following:

                                                               YEAR ENDED DECEMBER 31,
                                                         ------------------------------------
                                                           1997          1998          1999
                                                         --------      --------      --------
Statutory U.S. federal tax rate....................       (35.0)%       (35.0)%        (35.0)%
State taxes, net of federal tax benefit............        (6.7)         (6.4)        (10.85)
Non-deductible expenses............................         1.6           0.2           0.24
Federal research and development credits...........        (2.6)         (2.7)         (3.37)
Other..............................................         0.6           0.2          (0.94)
Valuation allowance on deferred tax assets.........        42.1          43.7          48.04
                                                          -----         -----         ------
                                                             --%           --%            --%
                                                          =====         =====         ======

    As of December 31, 1999, the Company has approximately $30,500,000 of net operating loss carryforwards and $910,000 and $540,000 of federal and state research and development credits, respectively, which may be used to offset future federal and state taxable income and tax liabilities, respectively. The credits and carryforwards expire in various years ranging from 2007 to 2019.

    An ownership change, as defined in the Internal Revenue Code, resulting from the Company's issuance of additional stock may limit the amount of net operating loss and tax credit carryforwards that can be utilized annually to offset future taxable income and tax liabilities. The amount of the annual limitation is determined based upon the Company's value immediately prior to the ownership change. The Company has determined that ownership changes have occurred at the time of the Series A Preferred Stock issuance in 1993 and the Series B Preferred Stock issuance in 1995, but has not yet determined the amount of the annual limitations. However, management does not believe that such limitations would materially impact the Company's ability to ultimately utilize its carryforwards, provided sufficient taxable income is generated in future years, although the limitations may impact the timing of such utilization. Subsequent significant changes in ownership could further affect the limitations in future years.

8.  SAVINGS PLAN

    In January 1995, Cambridge Heart adopted a retirement savings plan for all employees pursuant to Section 401(k) of the Internal Revenue Code. Employees become eligible to participate on the first day of the calendar quarter following their hire date. Employees may contribute any whole percentage of

                             CAMBRIDGE HEART, INC.

8.  SAVINGS PLAN (CONTINUED)
their salary, up to a maximum annual statutory limit. The Company is not required to contribute to this plan. The Company made no contributions to this plan in 1997, 1998 or 1999.

9.  COMMITMENTS

OPERATING LEASES

    The Company has various noncancelable operating leases for office space, equipment and furniture which expire through 2001. Certain of these leases provide the Company with various renewal options. Total rent expense under all operating leases was approximately $159,700, $178,600 and $202,500 for the years ended December 31, 1997, 1998 and 1999, respectively.

    At December 31, 1999, future minimum rental payments under the noncancelable leases are as follows:

2000........................................................  $263,230
2001........................................................    33,117
                                                              --------
                                                              $296,347

LICENSE MAINTENANCE FEES

    Pursuant to certain license arrangements, the Company must pay license maintenance fees ranging from $5,000 to $20,000 per year through 2008 to maintain its license rights. The Company is also required to meet certain development and sales milestones as specified in the agreements. Should the Company fail to meet such milestones, the license arrangements may be terminated at the sole option of the licensor. License maintenance fees paid during 1997, 1998 and 1999 amounted to $20,000 in each year. The future minimum license maintenance fee commitments at December 31, 1999 are approximately as follows:

2000........................................................  $ 40,000
2001........................................................    40,000
2002........................................................    40,000
2003........................................................    40,000
Thereafter..................................................   200,000
                                                              --------
                                                              $360,000

During the term of these license agreements, the Company is obligated to pay a royalty (ranging from 1.5% to 2.0%) based on net sales of any products developed from the licensed technologies. The license maintenance fees described above are creditable against royalties otherwise payable for such year.

10.  RELATED PARTY TRANSACTIONS, INCLUDING ROYALTY OBLIGATIONS

LICENSE AGREEMENT/CONSULTING AND TECHNOLOGY AGREEMENT

    In February 1993, the Company entered into a license agreement with a member of the Company's Board of Directors. This individual is also Chairman of the Company's Scientific Advisory Board and a

                             CAMBRIDGE HEART, INC.

10. RELATED PARTY TRANSACTIONS, INCLUDING ROYALTY OBLIGATIONS (CONTINUED) faculty member at the institution with which the Company has entered into certain other license agreements. In exchange for exclusive patented technology licensing rights, the Company is required to pay this individual a royalty based on 3% of net sales of products developed from such technology. If the Company chooses to sublicense this product to an unrelated party, the royalty will be based on 20% of the gross revenue two-year period for research and development, clinical trials, marketing, sales and/or manufacturing of products related to this technology. Because the Company has chosen not to invest in this technology as required by the license agreement, the license agreement may be canceled at the sole option of the licensor at any time.

    Also in February 1993, the Company entered into a consulting and technology agreement with this individual. This agreement, which has been extended to May 31, 2000, requires the Company to pay a monthly consulting fee of $10,000, as stipulated in the agreement. Total payments made during 1997, 1998 and 1999 were approximately $112,600, $118,000 and $121,300 respectively, and are included in research and development expense. The Company is also required to remit to this individual a royalty of 1% of net sales of products developed from certain other technology licensed from the institution described above. If the Company chooses to sublicense such products to an unrelated party, the royalty will be based on 7% of the gross revenue received from the unrelated party for products developed from such technology. In connection with this consulting and technology agreement, a warrant to purchase 109,634 shares of common stock was issued to this individual. This warrant was exercised during 1998, and 85,510 shares of common stock were issued.

    Operations through December 31, 1999 did not result in the recognition of any material royalty expense in connection with these agreements.

12.  MAJOR CUSTOMERS, EXPORT SALES AND CONCENTRATION OF CREDIT RISK

    Revenues from the Company's Japanse distributor accounted for 47%, 36% and 27% of total revenues during 1997, 1998 and 1999 respectively and 40%, 37% and 16% of the accounts receivable balance at December 31, 1997, 1998 and 1999 respectively. Company policy does not require collateral on accounts receivable balances.

                             CAMBRIDGE HEART, INC.
                                 BALANCE SHEET
                                  (UNAUDITED)

                                                              DECEMBER 31,      JUNE 30,
                                                                  1999            2000
                                                              -------------   ------------
                                          ASSETS

Current assets:
Cash and cash equivalents...................................  $  2,657,392    $    786,401
Marketable securities.......................................     6,518,924       6,458,402
Accounts receivable, (net of allowance for doubtful accounts of $7,725 and $27,937 at December 31, 1999 and June 30,
  2000).....................................................       577,156         538,136
Inventory...................................................       460,913         571,915
Prepaid expenses and other current assets...................       140,197         148,957
                                                              ------------    ------------
    Total current assets....................................    10,354,582       8,503,811

Fixed assets, net...........................................       645,931         798,943
Other assets................................................       453,097         442,751
                                                              ------------    ------------
                                                              $ 11,453,610    $  9,745,505
                                                              ============    ============
                           LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable............................................  $    679,660    $    596,491
Accrued expenses............................................       517,936         540,362
Short term debt.............................................       206,727         116,874
                                                              ------------    ------------
Total current liabilities...................................     1,404,323       1,253,727
                                                              ------------    ------------

Stockholder's equity:
Common stock, $.001 par value; 20,000,000 shares authorized;
  13,921,357 and 14,656,311 shares issued and outstanding at
  December 31, 1999 and June 30, 2000, respectively.........        13,921          14,656
Additional paid-in capital..................................    39,120,605      41,522,218
Accumulated deficit.........................................   (29,035,803)    (33,011,293)
                                                              ------------    ------------
                                                                10,098,723       8,525,581
Less: deferred compensation.................................       (49,436)        (33,803)
                                                              ------------    ------------
    Total stockholders' equity..............................    10,049,287       8,491,778
                                                              ------------    ------------
                                                              $ 11,453,610    $  9,745,505
                                                              ============    ============

           See accompanying notes to condensed financial statements.

                             CAMBRIDGE HEART, INC.

                            STATEMENT OF OPERATIONS
                                  (UNAUDITED)

                                            THREE MONTHS ENDED JUNE 30,   SIX MONTHS ENDED JUNE 30,
                                            ---------------------------   -------------------------
                                                1999           2000          1999          2000
                                            ------------   ------------   -----------   -----------
Revenue...................................  $   562,080    $   457,580    $ 1,094,823   $   870,484
Cost of goods sold........................      514,193        454,923        979,515       890,228
                                            -----------    -----------    -----------   -----------
                                                 47,887          2,657        115,308       (19,744)
Cost and expenses:
Research and development..................      644,647        661,828      1,387,183     1,585,977
Selling, general and administrative.......    1,249,245      1,350,115      2,324,667     2,618,491
                                            -----------    -----------    -----------   -----------
  Loss from operations....................   (1,846,005)    (2,009,286)    (3,596,542)   (4,224,212)
Interest income...........................       59,253        119,819        131,188       248,722
                                            -----------    -----------    -----------   -----------
Net loss..................................  $(1,786,752)   $(1,889,467)   $(3,465,354)  $(3,975,490)
                                            ===========    ===========    ===========   ===========
Net loss per share basic and diluted......  $     (0.16)   $     (0.13)   $      (.31)  $      (.27)
                                            ===========    ===========    ===========   ===========
Weighted average common shares outstanding
  basic and diluted.......................   11,135,318     14,655,855     11,021,184    14,575,745
                                            ===========    ===========    ===========   ===========

           See accompanying notes to condensed financial statements.

                            STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                              SIX MONTHS ENDED JUNE 30,
                                                              -------------------------
                                                                 1999          2000
                                                              -----------   -----------
Cash flows from operating activities:
  Net loss..................................................  $(3,464,354)  $(3,975,490)
  Adjustments to reconcile net loss to net cash used for
    operating activities:
  Depreciation and amortization.............................      244,142       242,818
  Loss on Disposal of fixed assets..........................                      6,787
  Compensation expense on stock options.....................       29,383        68,913
  Changes in operating assets and liabilities:
    Accounts receivable.....................................      (17,060)       39,020
    Inventory...............................................       85,057      (111,002)
    Prepaid expenses and other current assets...............       28,582        (8,760)
    Other assets............................................       (3,701)        7,968
    Accounts payable and accrued expenses...................      (20,473)      (60,743)
                                                              -----------   -----------
      Net cash used for operating activities................   (3,118,424)   (3,790,489)
                                                              -----------   -----------
Cash flows from investing activities:
  Net maturity of marketable securities.....................      975,719        60,522
  Purchase of fixed assets..................................     (211,478)     (278,115)
  Capitalization of software development costs..............     (109,742)     (122,124)
                                                              -----------   -----------
    Net cash (used in) provided by investing activity.......      654,499      (339,717)
                                                              -----------   -----------
Cash flows from financing activities:
  Proceeds from issuance of common stock, net of issuance
    costs...................................................    4,760,513     2,349,068
  Net payment of bank credit line...........................           --       (89,853)
                                                              -----------   -----------
    Net cash provided by financing activities...............    4,760,513     2,259,215
Net increase (decrease) in cash and cash equivalents........    2,296,588    (1,870,991)
Cash and cash equivalents, beginning of year................    2,426,032     2,657,392
                                                              -----------   -----------
Cash and cash equivalents, end of period....................  $ 4,722,620   $   786,401
                                                              ===========   ===========

           See accompanying notes to condensed financial statements.

                             CAMBRIDGE HEART, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1.  NATURE OF BUSINESS

    Cambridge Heart, Inc. (the "Company"), was incorporated in Delaware on January 16, 1990 and is engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. The Company sells its products primarily to hospitals, research institutions and cardiology specialists.

2.  BASIS OF PRESENTATION

    The condensed financial statements have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the financial statements dated December 31, 1999 and the notes thereto included in the Company's 1999 Annual Report on Form 10-K. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of June 30, 2000, and the results of its operations and its cash flows for the six month periods ended June 30, 1999 and 2000, have been made. The results of operations for such interim periods are not necessarily indicative of the results for the full year or any future period.

3.  INVENTORIES

    Inventories, consisting primarily of purchased components, are stated at the lower of cost or market. Cost is determined using the first in, first out (FIFO) method.

4.  NET LOSS PER SHARE

    Consistent with SFAS 128, basic loss per share amounts are based on the weighted average number of shares of common stock outstanding during the period. Diluted loss per share amounts are based on the weighted average number of shares of common stock and potential common stock outstanding during the period. The Company has excluded 1,504,738 and 1,372,750 of potential common stock equivalents from the calculation of diluted weighted average share amounts for the three and six month periods ended June 30, 1999 and 2000 respectively, as its inclusion would have been anti-dilutive.

5.  FINANCINGS

    In January 2000 the Company raised gross proceeds of $2.1 million in equity capital less approximately $36,000 in issuance costs from the sale of 600,000 shares of Common Stock through a private placement with a single investor at a 10% discount to the final trading price of the Company's stock on the NASDAQ on January 11, 2000. In addition, warrants with a four year term for the purchase of 120,000 shares of Common Stock at $3.50 per share were issued. If the Company sells Common Stock in a capital raising transaction at a lower price per share over the next 12 months, the investor has the right to receive additional shares to adjust the price of the transaction. The sales agent, Sunrise
Securities, Inc. received 45,160 shares of common stock as commission and warrants with a four year term for the purchase of 45,161 shares of Common Stock at $4.20 per share. The proceeds of the sale will be used to fund operations.

                             CAMBRIDGE HEART, INC.

                                  (UNAUDITED)

6.  NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. We are required to adopt SFAS No. 133, as amended by SFAS NO. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Dates of FASB Statement 133," on a prospective basis for interim periods and fiscal years beginning January 1, 2001. Had we implemented SFAS No. 133 in the current period, financial position and results of operations would not have been affected.

    SEC Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges," issued in November 1999, expresses views of the Staff regarding the accounting for and disclosure of certain expenses commonly reported in connection with exit activities and business combinations. This includes accrual of exit and employee termination costs pursuant to Emerging Issues Task Force
(EITF) Issues No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring), and No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, and the recognition of impairment charges pursuant to Accounting Principles Board (APB) Opinion No. 17, Intangible Assets and Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

    In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, which addresses accounting policies to be applied in the recognition, presentation and disclosure of revenues from contract partnerships in financial statements filed with the SEC. On June 26, 2000, the SEC issued SAB 101B which delays the implementation of SAB 101 until no later than the fiscal quarter ending December 31, 2000, in order to provide companies with additional time to determine the effect that a change in accounting policy under SAB 101 will have on their revenue recognition practices. Together with our independent accountants, we are continuing to review the potential effect that the implementation of SAB 101 would have on our net financial results.

    During June 2000, the Financial Accounting Standards Board issued Financial Accounting Standard ("FAS") No. 138, "Accounting for Certain Derivative Instruments--An amendment of FAS 133 "Accounting for Derivative Instruments and Hedging Activities". FAS 138 shall be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. We do not expect this to have a material impact on our financial position and results of operations.